РАО «ЕЭС РОССИИ»
РОССИЙСКОЕ ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ЭНЕРГЕТИКИ И ЭЛЕКТРИФИКАЦИИ
«ЕДИНАЯ ЭНЕРГЕТИЧЕСКАЯ СИСТЕМА РОССИИ»

Россия, 119526, Москва, пр. Вернадского, д. 101, корп. 3
Тел. (095) 710-41-05
Факс (095) 206-80-87

JOINT STOCK COMPANY
«UNIFIED ENERGY SYSTEM OF RUSSIA»

101, bld. 3, pr. Vernadskogo, Moscow, 119526, Russia,
Tel. +7 095 710-41-05
Fax +7 095 206-80-87

Mail Stop 3628
Office of International Corporate Finance
Divisi[redacted]
U.S. S mission
100 F
Wash

07022659

SUPPL

March 21, 2007

Re: Disclosure materials provided by RAO Unified Energy Systems of Russia (File No. 82-4077) pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Dear Sirs:

RAO Unified Energy Systems of Russia (the "**Company**"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Exchange Act (the "**Rule**"), submits herewith information pursuant to subparagraph (b)(1)(i) of the Rule.

THIS SUBMISSION CONTAINS THE IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF RAO UESR GROUP FOR 3 AND 9 MONTHS ENDED 30 SEPTEMBER 2006

This information is being furnished under paragraph (1) of the Rule, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please contact us by calling collect at [*+7 (095) 710-59-37*] with any questions or comments regarding this letter. Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed duplicate of this letter and returning it to us in the enclosed self-addressed, postage pre-paid envelope.

Very truly yours,

Andrey V. Gabov
Head of Department of Corporate Governance and Investor Relations

Sergey V. Makshakov
Head of The Financial and Tax Accounting Department

cc: **Deutsche Bank**
Pavel Polyakov

4/18

RAO UES GROUP
IFRS CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED 30 SEPTEMBER 2006

PRICEWATERHOUSECOOPERS

ZAO PricewaterhouseCoopers Audit
Kosmodamianskaya Nab. 52, Bld. 5
115054 Moscow
Russia
Telephone +7 (495) 967 6000
Facsimile +7 (495) 967 6001

REVIEW REPORT OF THE AUDITORS

To the Shareholders and Board of Directors of the Russian Open Joint Stock Company for Energy and Electrification Unified System of Russia ("RAO UES"):

1 We have reviewed the accompanying consolidated interim balance sheet of RAO UES and its subsidiaries (the "Group") as of 30 September 2006 and the related consolidated interim statements of operations, cash flows and changes in equity for the nine months then ended. These consolidated interim financial statements as set out on pages 3 to 50 are the responsibility of the RAO UES' management. Our responsibility is to issue a report on these consolidated interim financial statements based on our review.

2 We conducted our review in accordance with the International Standard on Review Engagements 2400. This Standard requires that we plan and perform the review to obtain moderate assurance about whether the consolidated interim financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3 Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial statements do not present fairly, in all material respects, the financial position of the Group as of 30 September 2006, and of the results of its operations and its cash flows for the period then ended in accordance with International Accounting Standard 34 "Interim Financial Reporting".

4 Without qualifying our opinion, we draw your attention to Notes 1 and 7 to the accompanying consolidated interim financial statements. The Government of the Russian Federation has a controlling interest in RAO UES and Governmental economic and social policies affect the Group's financial position, results of operations and cash flows.

PRICEWATERHOUSECOOPERS

5 Without qualifying our opinion, we draw your attention to Note 3 to the accompanying consolidated interim financial statements. During the period to 30 September 2006 the Group completed the initial accounting for the acquisition of Moldavskaya GRES. As a result of this, the comparative information as of 31 December 2005 and for the three and nine months ended 30 September 2005 was adjusted to reflect the effect of replacing the provisional values with the established final fair values.

ZAO PricewaterhouseCoopers Audit

Moscow, Russian Federation
16 March 2007

RAO UES Group

Consolidated Interim Balance Sheet as at 30 September 2006

(in millions of Russian Roubles)

	Notes	30 September 2006	31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	8	994,789	955,132
Investments in associates and jointly controlled entity	9	3,599	5,271
Deferred profit tax assets	15	4,952	5,444
Other non-current assets	10	23,654	26,349
Total non-current assets		**1,026,994**	**992,196**
Current assets			
Cash and cash equivalents	11	43,139	37,125
Accounts receivable and prepayments	12	146,022	132,333
Inventories	13	58,633	44,194
Other current assets		16,668	12,051
Total current assets		**264,462**	**225,703**
TOTAL ASSETS		**1,291,456**	**1,217,899**
EQUITY AND LIABILITIES			
Equity	14		
Share capital			
Ordinary shares (nominal value RR 20,521 million)		147,439	147,439
Preference shares (nominal value RR 1,038 million)		7,667	7,667
Treasury shares		(3,707)	(3,707)
Retained earnings and other reserves		469,424	468,744
Total equity attributable to the shareholders of RAO UES		**620,823**	**620,143**
Minority interest		247,020	240,044
Total equity		**867,843**	**860,187**
Non-current liabilities			
Deferred profit tax liabilities	15	76,990	55,919
Non-current debt	16	73,366	38,792
Other non-current liabilities	17	13,681	12,807
Total non-current liabilities		**164,037**	**107,518**
Current liabilities			
Current debt and current portion of non-current debt	18	106,406	88,701
Accounts payable and accrued charges	19	112,944	102,448
Taxes payable	20	40,226	59,045
Total current liabilities		**259,576**	**250,194**
Total liabilities		**423,613**	**357,712**
TOTAL EQUITY AND LIABILITIES		**1,291,456**	**1,217,899**

Deputy Chairman of the Management Board — Urinson Y.M.

Financial Director — Dubinin S.K.

16 March 2007

The accompanying notes are an integral part of these consolidated interim financial statements.

RAO UES Group

Consolidated Interim Statement of Operations for the three and nine months ended 30 September 2006
(in millions of Russian Roubles)

	Notes	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Revenues	22	**182,713**	**636,016**	**151,157**	**542,267**
Other operating income	5	**6,592**	**6,592**	**4,389**	**4,389**
Reversal of tariff imbalance	19	**11,708**	**11,708**	-	-
Operating expenses	23	**(185,783)**	**(585,687)**	**(158,282)**	**(502,551)**
Operating profit/ (loss)		**15,230**	**68,629**	**(2,736)**	**44,105**
Finance costs	24	(4,399)	(10,911)	(4,274)	(12,405)
Share of (loss)/ profit of associates and jointly controlled entity	9	(526)	(259)	1	(57)
Profit/ (loss) before profit tax		**10,305**	**57,459**	**(7,009)**	**31,643**
Total profit tax charge	15	(25,465)	(45,465)	(1,603)	(18,416)
(Loss)/ profit for the period		**(15,160)**	**11,994**	**(8,612)**	**13,227**
Attributable to:					
Shareholders of RAO UES		(16,956)	3,088	(4,820)	11,032
Minority interest		1,796	8,906	(3,792)	2,195
Earnings per ordinary share for profit/ (loss) attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	25	**(0,40)**	**0,07**	**(0,11)**	**0,25**
Earnings per preference share for profit/ (loss) attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	25	**(0,40)**	**0,20**	**(0,11)**	**0,42**

Deputy Chairman of the Management Board — Urinson Y.M.

Financial Director — Dubinin S.K.

16 March 2007

RAO UES Group

Consolidated Interim Cash Flow Statement for the nine months ended 30 September 2006
(in millions of Russian Roubles)

	Notes	Nine months ended 30 September 2006	Nine months ended 30 September 2005
CASH FLOW FROM OPERATING ACTIVITIES:			
Profit before profit tax		**57,459**	**31,643**
Adjustments to reconcile profit before profit tax to net cash provided by operations:			
Depreciation and impairment of property, plant and equipment	23	49,381	51,213
Doubtful debtors expense	23	5,120	8,788
Finance costs	24	10,911	12,285
Share of loss of associates and jointly controlled entity	9	259	57
Loss on disposal of property, plant and equipment	23	3,368	1,003
Reversal of tariff imbalance	19	(11,708)	-
Gain on sale of subsidiaries	5	(6,592)	(2,250)
Excess of Group's interest in fair value of assets and liabilities	3	-	(2,139)
Adjustment for other non-cash investing activities		(4,848)	(2,008)
Operating cash flows before working capital changes and profit tax paid		**103,350**	**98,592**
Working capital changes:			
Increase in accounts receivable and prepayments		(19,671)	(24,178)
Increase in other current assets		(4,641)	(887)
Increase in inventories		(14,457)	(3,625)
Decrease/(increase) in other non-current assets		3,261	(2,950)
Increase in accounts payable and accrued charges		22,186	7,973
(Decrease)/ increase in taxes payable, other than profits tax		(9,787)	5,793
Decrease in other non-current liabilities		(492)	(7,198)
Profit tax paid		(31,879)	(21,135)
Net cash generated by operating activities		**47,870**	**52,385**
CASH FLOW FROM INVESTING ACTIVITIES:			
Additions to property, plant and equipment		(92,982)	(72,725)
Proceeds from sale of property, plant and equipment		3,607	1,670
Purchase of investments		(1,110)	(2,849)
Acquisition of subsidiaries, net of cash acquired	5	-	(3,045)
Proceeds from the sales of subsidiaries	5	7,586	2,683
Net cash used for investing activities		**(82,899)**	**(74,266)**
CASH FLOW FROM FINANCING ACTIVITIES:			
Proceeds from issuance of current debt		262,808	201,102
Proceeds from issuance of non-current debt		52,478	21,624
Repayment of debt		(261,919)	(189,760)
Interest paid		(7,225)	(6,290)
Dividends paid to RAO UES shareholders		(1,454)	(1,300)
Dividends paid by Group to minority interest shareholders		(3,645)	(2,826)
Proceeds from share issuance by subsidiaries		-	416
Proceeds from sale of treasury shares of RAO UES, net		-	36
Purchases of treasury shares of subsidiary, net		-	(2,676)
Net cash generated by financing activities		**41,043**	**20,326**
Increase/ (Decrease) in cash and cash equivalents		**6,014**	**(1,555)**
Cash and cash equivalents at the beginning of the period	11	**37,125**	**35,844**
Cash and cash equivalents at the end of the period	11	**43,139**	**34,289**

Deputy Chairman of the Management Board — Urinson Y.M.

Financial Director — Dubinin S.K.

16 March 2007

The accompanying notes are an integral part of these consolidated interim financial statements.

RAO UES Group

Consolidated Interim Statement of Changes in Equity for the nine months ended 30 September 2006
(in millions of Russian Roubles)

	Attributable to the shareholders of RAO UES						
	Ordinary shares	**Preference shares**	**Treasury shares**	**Retained earnings and other reserves**	**Total**	**Minority interest**	**Total equity**
As at 1 January 2005	**147,439**	**7,667**	**(3,925)**	**462,470**	**613,651**	**227,633**	**841,284**
Change in fair value of available-for-sale investments	-	-	-	113	113	-	113
Translation differences (Note 14)	-	-	-	324	324	-	324
Net income recognized directly in equity	-	-	-	437	437	-	437
Profit for the period	-	-	-	11,032	11,032	2,195	13,227
Total recognized income for the period				11,469	11,469	2,195	13,664
Change in treasury shares, net	-	-	218	(164)	54	-	54
Dividends (Note 14)	-	-	-	(2,758)	(2,758)	(2,754)	(5,512)
Stock option plan (Note 7)	-	-	-	224	224	-	224
Changes in Group structure (Note 5)	-	-	-	(3,995)	(3,995)	3,995	-
Acquisitions (Note 5)	-	-	-	-	-	4,493	4,493
As at 30 September 2005	**147,439**	**7,667**	**(3,707)**	**467,246**	**618,645**	**235,562**	**854,207**
As at 1 January 2006	**147,439**	**7,667**	**(3,707)**	**468,744**	**620,143**	**240,044**	**860,187**
Change in fair value of available-for-sale investments	-	-	-	134	134	-	134
Translation differences (Note 14)	-	-	-	(579)	(579)	-	(579)
Net expenses recognized directly in equity	-	-	-	(445)	(445)	-	(445)
Profit for the period	-	-	-	3,088	3,088	8,906	11,994
Total recognized income for the period	-	-	-	2,643	2,643	8,906	11,549
Stock option plan (Note 7)	-	-	-	86	86	-	86
Dividends (Note 14)	-	-	-	(2,758)	(2,758)	(3,377)	(6,135)
Changes in Group structure (Note 5)	-	-	-	709	709	1,447	2,156
As at 30 September 2006	**147,439**	**7,667**	**(3,707)**	**469,424**	**620,823**	**247,020**	**867,843**

Deputy Chairman of the Management Board — Urinson Y.M.

Financial Director — Dubinin S.K.

16 March 2007

The accompanying notes are an integral part of these consolidated interim financial statements.

(in millions of Russian Roubles)

Note 1: The Group and its operations

The Russian Open Joint Stock Company for Energy and Electrification Unified Energy System of Russia ("RAO UES") was created on 31 December 1992 following the privatisation of certain electricity power generation, transmission and distribution assets formerly under the control of the Ministry of Energy of the Russian Federation. Nuclear generation stations were not transferred to RAO UES.

The RAO UES Group (the "Group") consists of RAO UES and its related subsidiaries, associates and jointly controlled entity. The Group principal subsidiaries as at 30 September 2006 are presented in Note 5. The Group associates and jointly controlled entity are presented in Note 9.

The Group performs the following major activities:

- ***Generation*** – electricity and heat generation;
- ***Transmission*** – high voltage transmission of electricity;
- ***Distribution*** – delivery of electricity through distribution grids;
- ***Retailing*** – sales of electricity.

RAO UES's registered office is located at bld. 3, 101 Vernadskogo prospect, 119526, Moscow, Russia.

Operating environment of the Group. Whilst there have been improvements in economic trends in the Russian Federation, the country continues to display certain characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible in most countries outside of the Russian Federation and relatively high inflation. The tax, currency and customs legislation within the Russian Federation is subject to varying interpretations, and changes, which can occur frequently.

Relations with the state and current regulation. As at 30 September 2006, the Government of the Russian Federation owned 52.7 percent of RAO UES, which represents 55.0 percent of the ordinary shares issued. As discussed in Note 14, only ordinary shares have voting rights. The Group's customer base includes a large number of entities controlled by, or related to, the state. Furthermore, the state controls a number of the Group's fuel and other suppliers (see Note 7).

The Government of the Russian Federation affects the Group's operations through:

- participation of its representatives in the Board of Directors of RAO UES;
- its tariff regulation within wholesale and retail electricity and heat markets;
- its control over and approval for the Group companies' investment programs;
- its antimonopoly regulation.

The Federal Service on Tariffs ("FST") regulates electricity and heat tariffs by setting maximum electricity and heat tariff level for final consumers, wholesale market and infrastructural entities (electricity transmission through the high voltage grids), and the regional services on tariffs ("RSTs") set tariffs for electricity and heat for final consumers and tariffs for electricity distribution through the low voltage grids on regional retail markets. Although there is some free trading of limited volumes of electricity, for the great majorities of sales the tariffs which Group entities may charge for sales of electricity and heat are governed both by regulations specific to the electricity and heat industry and by regulations applicable to natural monopolies. As a condition to privatisation in 1992, the Government of the Russian Federation imposed an obligation on Group entities to provide connection for the supply of electricity and heating to customers in the Russian Federation.

Investment programs of the Group's companies are subject to approval by state regulation bodies. Approval of the investment programs of RAO UES, Federal grid company and System operator CDU UES is within the competence of the Ministry of Industry and Electricity, the Ministry of Economic Development and Trade of the Russian Federation and FST. The RSTs approve the investment programs of regional distribution and energy sales companies.

As described in Notes 2, 27 and 28, the Government's economic, social and other policies could have material effects on the operations of the Group.

(in millions of Russian Roubles)

Regulatory issues and sector restructuring. The Russian electric utilities industry in general and the Group in particular are presently undergoing a reform process designed to introduce competition into the electricity sector and to create an environment in which the Group and its successor companies can raise the capital required to maintain and expand current capacity.

- The regulatory framework governing the process of reforming the Russian Federation electric utilities industry and the functioning of the industry, both during the transition period and subsequent to the completion of reforms, is set forth in the following legislation: Federal Law No.35-FZ of 26 March 2003 "On Electric Utilities" and Federal Law No.36-FZ of 26 March 2003 "On the Specifics of the Functioning of Electric Utilities During the Transition Period" and the Introduction of Amendments to Certain Russian Federation Legislative Acts and the Invalidation of Certain Russian Federation Legislative Acts in Connection with the Adoption of the Law "On the Electric Utilities of the Russian Federation" ("Federal Law No.36-FZ").

- In June 2006 the Russian Federation Government issued Resolution No. 355 that set the regulatory framework specifying how entities should function in the electric utility industry to satisfy their own needs as well as production needs. Under this framework, it is now possible for entities to combine competitive and monopoly types of activities in the electric utility industry.

- In October 2003, the Russian Federation Government issued Resolution No. 643 "On the Rules for the Wholesale Electricity (Power) Market during the Transition Period". According to the rules adopted, there were two sectors within the Federal Wholesale Electricity (Power) Market (FOREM): regulated trading sector and free trading sector. Within the free trading sector, electricity suppliers were able to sell electricity generated with the use of facilities and equipment accounting for 15 percent of their working capacity. Since November 2003, the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market", in accordance with the rules for the wholesale electricity (power) market during the transition period, had been holding electricity bidding in the free trading sector in the European part of Russia and in the Urals. Starting from May 2005, the free trading sector was extended to Siberia, and starting from October 2005, a balancing market was put in operation.

- As at 1 September 2006 a new liberalized model of the wholesale and retail electricity (power) markets has been launched according to the Russian Government's Resolution No. 529 "On Improvement of the Procedure for Functioning of Wholesale Electricity (Power) Market" and No. 530 "On Rules for the Functioning of Retail Electricity Markets". Under the new wholesale market model, the existing electricity and power purchase-and-sale relations in the regulated market sector are to be replaced by a regulated bilateral contract system. From 1 September 2006 regulated contracts covered all volumes of electricity and power produced and consumed. From 2007 the volumes of electricity (power) traded in the wholesale market at regulated prices will substantially reduce. The pace of reduction will be set annually by the Russian Federation Government according to socio-economic development forecasts. In 2007 up to 95% of the forecasted production volumes will be traded at regulated prices. The period from 2006 to approximately 2013 is a transition period. After that it will become possible to launch a fully competitive wholesale market. The new market model implies two ways of electricity trading at free prices, being free bilateral contracts and a day – ahead market. Under free bilateral contracts market participants have the right to choose contracting parties, prices and supply volumes. The day-ahead market is based on competitive selection of bids submitted by suppliers and buyers a day before the electricity is actually supplied. The competitive selection is performed by the non-commercial partnership "Trade System Administrator of the Wholesale Electricity Market". If there are deviations from the day-ahead forecast, participants are obliged to sell excess amounts or buy missing ones in the balancing market. As a whole, the day-ahead market replaces the free trade sector that was previously operating. Consumption and production planning held by System operator CDU UES is based on the results of bidding.

- As at 29 May 2003, the Board of Directors of RAO UES approved a "Concept of RAO UES strategy for the period from 2003 through 2008" (further – the "Concept of RAO UES Strategy"). In February 2006 the Board of Directors approved Appendixes to the Concept of RAO UES Strategy: "Territorial generating companies ("TGCs") being created on the basis of assets of the Holding Company RAO UES" and "Generating companies of the Wholesale Electricity Market ("WGCs")". These documents provide a detailed description of the major changes that are planned to take place in the Group during the electric utilities reform program.

(in millions of Russian Roubles)

- In October 2005 the Board of Directors of RAO UES cancelled the moratorium for disposal of core assets of the Group and determined rules on spending of proceeds from sale of property, plant and equipment and long-term investments.

- In accordance with the Concept of RAO UES Strategy, and considering the policies of the Russian Federation in respect of the process of reform of the electricity utility industry, RAO UES is developing the first stage of reorganization. At the extraordinary general meeting held 6 December 2006, RAO UES shareholders approved resolution which assumes separation of 2 generating companies (WGC-5 and TGC-5) with proportional distribution of shares of the separated companies between the shareholders of RAO UES.

- As at 2 March 2007, the Board of Directors of RAO UES has approved the basic structure for the second (final) phase of the Company's reorganisation which assumes in 2007-2008 complete the restructuring of RAO UES assets, spin off all companies which will comprise the ultimate sector structure, following which RAO UES will cease its activity. The Board of Directors of RAO UES considered and approved a plan that envisages that the Group or successor entities raise funds for future capital expenditures by selling existing shares in the share capital of all the WGCs and TGKs, except for HydroWGC, WGC-5 and TGC-5, in the amount not exceeding the effective share of the Russian Federation in RAO UES..

- At this time, the impact of the industry changes on both the financial results and position of the Group cannot be readily assessed because the specific, detailed mechanisms to affect the restructuring are still being determined. Accordingly, no provision has been recognised for the effects of the restructuring process. Certain changes in the Group structure during the restructuring process are described in Note 5.

Note 2: Financial condition

As at 30 September 2006, the Group's current liabilities exceeded its current assets by Russian Roubles ("RR") 4,886 million (as at 31 December 2005 the Group's current liabilities exceeded its current assets by RR 24,491 million).

As discussed above, the Group is affected by Government policy through control of tariffs and other factors. The RSTs do not always permit tariff increases in line with increases in the Group's costs and thus some tariffs are insufficient to cover all the costs of generation and distribution. Moreover, these tariffs consider costs only on a Russian statutory basis and, accordingly, exclude additional costs recognised under an International Financial Reporting Standards ("IFRS") basis of accounting. As a result, tariffs do not consistently allow for an adequate return on investment and currently do not provide sufficient funds for the full replacement of property, plant and equipment. Furthermore, the Group also experiences difficulties raising finance for necessary investment in generation, transmission and distribution assets.

Although management in recent years has improved the absolute level of settlements for current sales the Group continues to experience problems in obtaining settlement of old accounts receivable. Currently substantially all settlements of accounts receivable are made in cash. Despite this success, there still remains a significant amount of uncollected accounts receivable from earlier periods. Management has continued its collection and restructuring efforts to reduce the outstanding balances. There is legislation enabling the Group to cut off non-payers, but this is only possible to a certain extent due to strategic and political factors. Federal, municipal and other Governmental organisations make up a significant portion of the debtor balance as at 30 September 2006. The Group has provided against doubtful accounts receivable, as further described in Notes 10 and 12.

Group management has been taking the following actions in order to address the issues noted above and improve the Group's financial position:

- introduction of improved financial budgeting procedures; a strong focus on timely cash collection of current and old debtor balances; restructuring of liabilities for repayment over a longer period;
- discussions with strategic investors, and identification and assessment of projects requiring investment funds;
- negotiations with federal and regional Governments and regulators for real increases in tariffs to support adequate long term investment into the Group's generation, transmission and distribution assets; and
- active participation in the restructuring of the Russian electricity utility industry (see Note 1).

(in millions of Russian Roubles)

Management believes that ultimately a stable regulatory regime and a competitive power market will be put in place such that the Group and its successors will be able to raise needed capital to sustain the business. However, there can be no assurance in this regard.

Note 3: Basis of preparation

Statement of compliance. These consolidated interim financial statements ("Financial Statements") have been prepared in accordance with International Financial Reporting Standards ("IFRS") and related interpretations adopted by the International Accounting Standards Board ("IASB").

Each enterprise of the Group individually maintains its own books of accounts and prepares its statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation ("RAR") with the exception of foreign companies which prepare their statutory financial statements in accordance with their statutory accounting requirements. The accompanying Financial Statements are based on the statutory records and adjusted and reclassified for the purpose of fair presentation in accordance with IFRS.

Reclassifications. Certain reclassifications have been made to prior year data to conform with the current year presentation.

In prior periods the Group accounted for advances to construction companies and suppliers of property, plant and equipment as part of other non-current assets. Currently management considered that such advances should be disclosed as part of property, plant and equipment.

Effects from reclassification of advances to construction companies and suppliers of property, plant and equipment and from the completion on the initial accounting on the acquisition of Moldavskaya GRES (see ***Critical accounting estimates and assumptions***) are disclosed in table below:

	31 December 2005 (adjusted)	31 December 2005
Property, plant and equipment	955,132	938,087
Other non-current assets	26,349	42,075
Accounts receivable and prepayments	132,333	129,958

The management of the Group believes that the revised presentation provides more relevant and meaningful information about the changes in the financial position of the Group.

Functional and presentation currency. The national currency of the Russian Federation is the RR, which is RAO UES's functional currency and the currency in which these Financial Statements are presented. All financial information presented in RR has been rounded to the nearest million.

Accounting of effect of hyperinflation. Prior to 1 January 2003 the adjustments and reclassifications made to the statutory records for the purpose of IFRS presentation included the restatement of balances and transactions for the changes in the general purchasing power of the RR in accordance with International Accounting Standards 29 ("IAS") ("Financial Reporting in Hyperinflationary Economies"). IAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy should be stated in terms of the measuring unit current at the balance sheet date. As the characteristics of the economic environment of the Russian Federation indicated that hyperinflation ceased, effective from 1 January 2003 the Group no longer applied the provisions of IAS 29. Accordingly, the amounts expressed in the measuring unit current as at 31 December 2002 are treated as the basis for the carrying amounts in these Financial Statements.

New accounting developments. During the period December 2003 to February 2007, the International Accounting Standards Board ("IASB") made 26 revisions to its standards and issued 8 new standards. In addition, the International Financial Reporting Interpretations Committee ("IFRIC") issued twelve new interpretations, one of which was subsequently withdrawn.

These consolidated interim financial statements have been prepared by applying the accounting policies consistent with those of the annual financial statements for the year ended 31 December 2005, except for those policies which were changed to comply with the new or amended standards and interpretation that are in force for the year beginning on 1 January 2006.

(in millions of Russian Roubles)

These new or amended standards and interpretations that are in force for the year beginning on 1 January 2006 and their impact on the current period or any prior period is described below:

- Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- IFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard did not have a material effect on the Group's financial statements;

- IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006. This amendment did not have a material effect on the Group's financial statements;

- IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation did not have a material effect on the Group's financial statements and

- IFRIC 6, "Liabilities arising from participating in a specific market – waste electrical and electronic equipment", effective for annual periods beginning on or after 1 December 2005. This interpretation did not have a material effect on the Group's financial statements.

The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

- IFRIC 7, "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1 March 2006. Management does not expect the interpretation to be relevant for the Group;

- IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1 May 2006. Management is currently assessing the impact of IFRIC 8 on the Group's operations;

- IFRIC 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1 June 2006. Management is currently assessing the impact of IFRIC 9 on the Group's operations;

- IFRIC 10, "Interim financial reporting and impairment", effective for annual periods beginning on or after 1 November 2006. Management is currently assessing the impact of IFRIC 10 on the Group's operations;

- IFRIC 11, "IFRS 2 - Group and Treasury share transactions ", effective for annual periods beginning on or after 1 March 2007. Management is currently assessing the impact of IFRIC 11 on the Group's operations;

- IFRIC 12, "Service concession agreements", effective for annual periods beginning on or after 1 January 2008. Management is currently assessing the impact of IFRIC 12 on the Group's operations;

- IFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1 January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1 January 2007. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and has concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007.

- IFRS 8, "Operating segments", effective for annual periods beginning on or after 1 January 2007. Management is currently assessing the impact of IFRS 8 on the disclosures of segment information. The Group will apply IFRS 8 from annual periods beginning 1 January 2007.

Unless otherwise described above, the analysis in respect of these new standards and interpretations has been carried out by the Group, and they are not expected to significantly affect the Group's financial statements.

Going concern. The Financial Statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities in the normal course of business. The accompanying Financial Statements do not include any adjustments should the Group be unable to continue as a going concern.

Critical accounting estimates and assumptions. The Group makes estimates and assumptions that affect the reported amounts of assets and liabilities within the next financial year. Estimates and judgements are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management also makes certain judgements, apart from those involving estimations, in the process of applying the accounting policies. Judgements that have the most significant effect on the amounts recognised in the financial statements and estimates that can cause a significant adjustment to the carrying amount of assets and liabilities within the next financial year include:

Impairment provision for accounts receivable

The impairment provision for accounts receivable is based on the Group's assessment of the collectibility of specific customer accounts. If there is deterioration in a major customer's creditworthiness or actual defaults are higher than the estimates, the actual results could differ from these estimates (see Note 12).

If the Group determines that no objective evidence exists that impairment was incurred for an individually assessed accounts receivable, whether significant or not, it includes the account receivable in a group of accounts receivable with similar credit risk characteristics and collectively assesses them for impairment.

For the purposes of a collective evaluation of impairment accounts receivable are grouped on the basis of similar credit risk characteristics. Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors' ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows in a group of accounts receivable that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets and the experience of management in respect of the extent to which amounts will become overdue as a result of past loss events and the success of recovery of overdue amounts. Past experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect past periods and to remove the effects of past conditions that do not exist currently.

Impairment of other assets and accounting for provisions

At each balance sheet date the Group assesses whether there is any indication that the recoverable amount of the Group's assets has declined below the carrying value. The recoverable amount is the higher of an asset's fair value less costs to sell and its value in use. When such a decline is identified, the carrying amount is reduced to the recoverable amount. The amount of the reduction is recorded in the consolidated statement of operations in the period in which the reduction is identified. If conditions change and management determines that the assets' value has increased, the impairment provision will be fully or partially reversed.

Accounting for impairment includes provisions against property, plant and equipment, investments, other non-current assets and inventory obsolescence. The provisions for liabilities and charges primarily include provisions for pension liabilities and legal proceedings. The Group records impairment or accrues these provisions when its assessments indicate that it is probable that a liability has been incurred or an asset will not be recovered and an amount can be

(in millions of Russian Roubles)

reasonably estimated. The Group's estimates for provisions for liabilities and charges are based on currently available facts and the Group's estimates of the ultimate outcome or resolution of the liability in the future.

Actual results may differ from the estimates and the Group's estimates can be revised in the future, either negatively or positively, depending upon the outcome or expectations based on the facts surrounding each exposure. Provisions for pension obligations are periodically adjusted based on updated actuarial assumptions (see Note 21).

Fair value of acquired assets and liabilities

IFRS 3 requires that, at the date of acquisitions, all identifiable assets, liabilities and contingent liabilities of an acquired entity should be recorded at their respective fair values. The estimation of fair values requires management's judgment. Changes in any of the estimates subsequent to the finalization of acquisition accounting may result in losses or profits in future periods.

Tax contingencies

Russian tax legislation is subject to varying interpretations and changes, which can occur frequently. Where the Group management believes it is probable that their interpretation of the relevant legislation and the Group's tax positions cannot be sustained, an appropriate amount is accrued for in the IFRS financial information (see Note 27).

Useful lives of property, plant and equipment

The estimation of the useful life of an item of property, plant and equipment is a matter of management judgment based upon experience with similar assets. In determining the useful life of an asset, management considers the expected usage, estimated technical obsolescence, physical wear and tear and the physical environment in which the asset is operated. Changes in any of these conditions or estimates may result in adjustments for future depreciation rates.

Deferred tax

As at 30 June 2006 and 31 December 2005 the Group had not recognized a deferred tax liability in respect of temporary differences associated with investments in several of its subsidiaries. At those dates reversal of the temporary differences was within the control of the Group and it was not probable that they would reverse, because the Group had made no decision on the manner of the restructuring that could trigger a taxable event (see Note 15).

On 2 March 2007 the RAO UES Board of Directors approved a plan to sell certain of the existing shares in the share capital of all the WGCs and TGKs, except for HydroWGC, WGC-5 and TGC-5. The amount the Board agreed to sell is in the amount not exceeding the effective share of the Russian Federation in RAO UES. Management considered this decision as a triggering event for the recognition of an element of the previously unrecognised deferred tax liability (see Note 15). Consequently an additional deferred tax liability of RR 22,060 million was recognized in respect of such taxable events (as at 31 December 2005 – RR 600 million) . The remaining potential deferred tax liability has not been recognised because management continue to consider that it is not probable that it will reverse in the foreseeable future. No decision has been made as to the restructuring and potential disposal of the Group's remaining interest in its subsidiaries.

Tariff imbalance

As at 30 September 2006 the Group has de-recognised the tariff imbalance (see Note 19). Due to the inherent uncertainties in the operation of the previous wholesale electricity market and the fact that the change in legislation for the new market was prospective, judgement was involved in deciding that a liability no longer exists. Management has concluded, based on all the available evidence, that a liability for the tariff imbalance no longer exists. Management has also concluded that there is still a possible obligation that could become a liability if the Government of the Russian Federation were to change its regulatory policy and seek to recover past tariff imbalances from the Group (see Note 27).

Fair value of assets and liabilities as at the acquisition date

In 2005 period ZAO Moldavskay GRES was acquired (see Note 5). As no valuation was performed prior to acquisition fair values of assets and liabilities as at date of acquisition was determined on a provisional basis. During 2006 period valuation was finalized by independent appraiser. Provisional and final values as at date of acquisition are as follows:

(in millions of Russian Roubles)

RR'mln	Provision values	Final values
Property, plant and equipment	1,988	6,276
Other non-current assets	10	96
Accounts receivable and prepayments	205	258
Inventories	392	610
Cash and cash equivalents	52	52
Non-current liabilities	(285)	(284)
Current debt and current portion of non-current debt	(87)	(57)
Total accounts payable and accrued charges	(759)	(815)
Fair value of net assets acquired	**1,516**	**6,136**
Less: Minority interest	(484)	(2,745)
Fair value of acquired interest in net assets of entity	**1,032**	**3,391**
Goodwill/(excess of Group's interest in fair value of assets and liabilities)	220	(2,139)
Total purchase consideration	1,252	1,252
Less: cash and cash equivalents in entity acquired	(52)	(52)
Cash outflow on the acquisition	**1,200**	**1,200**

In nine months ended 30 September 2006 financial statement as a result of completing the initial accounting carrying amount of an assets and liabilities as at 31 December 2005 and comparative information in Statement of operations were reflected as if its fair value as at acquisition date had been recognised from that date.

The fair value assessment of Moldavskay GRES was performed by independent appraisers, Deloitte & Touche, who hold a recognized and relevant professional qualification and who have recent experience in valuation of assets of similar location and category. The basis used for the appraisal was depreciated replacement cost.

The fair value of net identifiable assets as at acquisition date had been increased. The main change from the preliminary assessment is to property, plant and equipment. The provisional fair value was based on the previous carrying amount of the assets. The final fair value reflects the current conditions of the electricity market and the changes arising from reform of the sector. The excess of the Group's interest in fair value of assets and liabilities at the amount RR 2,139 million was recognised in Statement of operations in Other operating income.

The gain of RR 2,359 million recognised on the acquisition of ZAO Moldavskaya GRES was generated as a result of the Group's ability to benefit from synergies available to it because of its position in the electricity markets and the Group's economic and political connections in markets outside Moldova.

As a consequence of this adjustment the Balance sheet, the Statement of operations, the Statement of Cash Flows and the Statement of changes in equity for the nine months ended 30 September 2005 were adjusted:

Statement of operations

	Three months ended 30 September 2005 (adjusted)	**Nine months ended 30 September 2005 (adjusted)**	**Three months ended 30 September 2005**	**Nine months ended 30 September 2005**
Other operating income	4,389	4,389	2,250	2,250
Profit/(loss) for the period	(8,612)	13,227	(10,751)	11,088
Attributable to shareholders of RAO UES	(4,820)	11,032	(6,409)	9,749
Minority interest	(3,792)	2,195	(4,342)	1,339
Earnings/(loss) per ordinary share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	(0,11)	0,25	(0,15)	0,22
Earnings/(loss) per preference share for profit attributable to the shareholders of RAO UES – basic and diluted (in Russian Roubles)	(0,11)	0,42	(0,15)	0,39

(in millions of Russian Roubles)

Adjustments to the opening balances of Property, plant and equipment and Other non-current assets resulted in the increase of RR 3,850 million and the reduce of RR 156 million respectively (see ***Reclassifications***).

Balance sheet

	31 December 2005 (adjusted)	31 December 2005
Retained earnings	468,744	467,797
Minority interest	240,044	237,327

Statement of Cash Flows

	Nine months ended 30 September 2005 (adjusted)	Nine months ended 30 September 2005
Profit before profit tax	31,643	29,504
Excess of Group's interest in fair value of assets and liabilities	(2,139)	-

Statement of changes in Equity

	As at 1 January 2006 (adjusted)	As at 1 January 2006
Retained earnings and other reserves	468,744	467,797
Minority interest	240,044	237,327

Note 4: Summary of significant accounting policies

Principles of consolidation. The Financial Statements comprise the financial statements of RAO UES and the financial statements of those entities whose operations are controlled by RAO UES. Control is presumed to exist when RAO UES controls, directly or indirectly through subsidiaries, more than 50 percent of voting rights. The Group consolidates a number of companies in which the Group owns less than 50 percent of the voting shares. In these circumstances, control exists on the basis of a significant shareholding combined with other factors which allow the Group to exercise control, namely: RAO UES has the majority in the Board of Directors, RAO UES is the dominant owner, or RAO UES has major influence over the company operations through its ownership and operation of the Unified Energy System.

The majority of the principal subsidiary companies described in Note 5 were transferred to the Group by the state on and after the incorporation of RAO UES as a joint stock company, or were created as a result of the Group restructuring of such companies. These transfers represent a reorganisation of assets under common control and, accordingly, were accounted for in a manner similar to the uniting of interests method of accounting from the date of privatisation of each Group entity, or from the date of the related restructuring.

All inter-company balances and transactions have been eliminated. The minority interest has been disclosed as part of equity.

Investments in associates and jointly controlled entity. Investments in associated enterprises and jointly controlled entities are accounted for using the equity method of accounting, based upon the percentage of ownership held by the Group. Associated enterprises are entities over which RAO UES exercises significant influence but which it does not control.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

A jointly controlled entity is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has an interest. The entity operates in the same way as other entities, except that a contractual arrangement between the venturers establishes joint control over the economic activity of the entity.

The Group discontinues the use of the equity method from the date on which it ceases to have joint control over, or have significant influence in, associates and a jointly controlled entity.

Unrealised gains arising from transactions with associates and jointly controlled entities are eliminated to the extent of the Group's interest in the entity.

Business combinations. All business combinations are accounted for by applying the purchase method of accounting. Where the Group obtains control of an entity or a business, it measures the cost of the business combination as the aggregate of:

(a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group, in exchange for control of the acquiree and

(b) any costs directly attributable to the business combination.

The acquisition date is the date when the Group effectively obtains control of the acquiree.

Goodwill. Goodwill is recognised on acquisitions of subsidiaries, associates and jointly controlled entities. Goodwill arising on the acquisitions represents any excess of the purchase consideration over the acquirer's interest in the net fair value of identifiable assets, liabilities and contingent liabilities. Goodwill is recognised at cost less impairment losses. The carrying amount of goodwill is assessed for impairment on an annual basis. In respect of associates and a jointly controlled entity, the carrying amount of goodwill is included in the carrying amount of the investment.

Any excess of the fair value of the net identifiable assets acquired over the cost of acquisition is recognised immediately in the statement of operations.

Investments. Investments intended to be held for an indefinite period of time are classified as available-for-sale; these are included in other non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date, they will need to be sold to raise operating capital or they mature within 12 months, in which case they are included in other current assets. Management determines the appropriate categorisation, current or non-current, at the time of the purchase and re-evaluates it based on maturity at each reporting date.

Available-for-sale investments principally comprise non-marketable securities, which are not publicly traded or listed on the Russian stock exchange. For these investments, fair value is estimated by reference to a variety of methods including those based on their earnings and those using the discounted value of estimated future cash flows. In assessing the fair value, management makes assumptions that are based on market conditions existing at each balance sheet date. Investments in equity securities that are not quoted on a stock exchange and where fair value cannot be estimated on a reasonable basis by other means, are stated at cost less impairment losses.

Regular way purchases and sales of investments are initially measured at fair value and recognised on the settlement date, which is the date that the investment is delivered to or by the Group. Cost of purchase includes transaction costs. The available-for-sale investments are subsequently carried at fair value. Gains and losses arising from changes in the fair value of these investments are included in the fair value reserve in shareholders' equity in the period in which they arise. Realised gains and losses from the disposal of available-for-sale investments are included in the statement of operations in the period in which they arise.

Impairment losses are recognised in profit or loss when incurred as a result of one or more events ("loss events") that occurred after the initial recognition of available-for-sale investments. A significant or prolonged decline in the fair value of an equity security below its cost is an indicator that it is impaired. The cumulative impairment loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through current period's profit or loss.

The Group does not hold any investments held-to-maturity or for trading purposes.

Foreign currency. Monetary assets and liabilities, which are held by the Group entities and denominated in foreign currencies at the balance sheet date, are translated into RR at the exchange rates prevailing at that date. Items included in the financial statements of each of the group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). Foreign currency transactions are accounted for

(in millions of Russian Roubles)

at the exchange rates prevailing at the date of the transaction. Gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of operations.

The balance sheets of foreign subsidiaries are translated into RR at the exchange rate prevailing at the reporting date. Statements of operations of foreign entities are translated at the average exchange rate for the year. Exchange differences arising on the translation of the net assets of foreign subsidiaries are recognised as translation differences and included in the translation reserve in equity.

As at 30 September 2006, the official rate of exchange, as determined by the Central Bank of the Russian Federation, between the RR and the US Dollar ("USD") was RR 26.78: USD 1.00 (31 December 2005: RR 28.78: USD 1.00), between the RR and EURO RR 33.98: EURO 1.00 (31 December 2005: RR 34.19: EURO 1.00).

Dividends. Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared (approved by shareholders) before or on the balance sheet date. Dividends are disclosed when they are declared after the balance sheet date, but before the financial statements are authorized for issue.

Property, plant and equipment. Property, plant and equipment is stated at depreciated cost less impairment. Deemed cost was initially determined by a third party valuation as at 31 December 1997 and restated for the impact of inflation until 31 December 2002. Adjustments are made for additions, disposals and depreciation charges. At each reporting date management assesses whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount which is determined as the higher of an asset's fair value less costs to sell and its value in use. The carrying amount is reduced to the recoverable amount and the difference is recognised as an expense (impairment loss) in the statement of operations. An impairment loss recognised in prior years is reversed if there has been a change in the estimates used to determine an asset's recoverable amount.

The amounts determined by the third party valuation represent an estimate of depreciated replacement cost. The third party valuation was performed in order to determine a basis for cost, because the historical accounting records for property, plant and equipment were not readily available, in accordance with paragraph 16 of IAS 29. Therefore, this third party valuation is not a recurring feature since it was intended to determine the initial cost basis of property, plant and equipment and the Group has not adopted a policy of revaluation on subsequent measurement. The change in carrying value arising from this valuation was recorded directly to retained earnings.

Renewals and improvements are capitalised and the assets replaced are retired. The cost of repair and maintenance are expensed as incurred. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

Depreciation on property, plant and equipment is calculated on a straight-line basis over the estimated useful life of the asset when it is available for use. For the property, plant and equipment which were subject to the third party valuation as at 31 December 1997, the depreciation rate applied is based on the estimated remaining useful lives as at the valuation date. The useful lives, in years, of assets by type of facility are as follows:

Type of facility	Acquired prior to 31 December 1997	Acquired subsequent to 31 December 1997
Electricity and heat generation	3 – 50	20 – 50
Electricity transmission	14 – 19	25
Electricity distribution	3 – 40	25
Heating network	3 – 43	20
Other	8 – 24	7-10

Assets that have an indefinite useful life, for example land, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Cash and cash equivalents. Cash comprises cash in hand and cash deposited on demand at banks. Cash equivalents comprise certificates of deposit and short-term high liquid investments that are readily convertible into cash and have an original maturity of three months or less and are subject to insignificant changes in value.

Accounts receivable and prepayments. Accounts receivable are recorded inclusive of value added taxes. Trade and other receivables are adjusted for an allowance made for impairment of these receivables. Such an allowance for doubtful debtors is established if there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the allowance is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the original effective rate of interest.

Value added tax. Output value added tax related to sales is payable to tax authorities on the earlier of (a) collection of the receivables from customers or (b) delivery of the goods or services to customers. Input VAT is generally recoverable against output VAT upon receipt of the VAT invoice. The tax authorities permit the settlement of VAT on a net basis. VAT related to sales and purchases is recognised in the balance sheet on a gross basis and disclosed separately as an asset and liability. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT.

Inventories. Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business, less selling expenses.

Deferred profit taxes. Deferred profit tax is provided using the balance sheet liability method for tax loss carry forwards and temporary differences arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. In accordance with the initial recognition exemption, deferred taxes are not recorded for temporary differences on initial recognition of an asset or a liability in a transaction other than a business combination if the transaction, when initially recorded, affects neither accounting nor taxable profit. Deferred tax balances are measured at tax rates enacted or substantively enacted at the balance sheet date which are expected to apply to the period when the temporary differences will reverse or the tax loss carry forwards will be utilised. Deferred tax assets and liabilities are netted only within the individual companies of the Group. Deferred tax assets for deductible temporary differences and tax loss carry forwards are recorded only to the extent that it is probable that future taxable profit will be available against which the deductions can be utilised.

Deferred profit tax is provided for the undistributed earnings of associated enterprises.

Accounts payable and accrued charges. Accounts payable are stated inclusive of value added tax. If accounts payable are restructured and the discounted present value of the cash flows under the restructured terms discounted using the original effective interest rate differs by more than ten percent from the discounted present value of the remaining cash flows of the original financial liability, the original liability is derecognised and the restructured liability is recognised at its fair value. The fair value of the restructured payable is measured as the discounted present value of the cash flows under the restructured terms using market interest rates prevailing at the time of restructuring. The gain on derecognition of the original liability is credited to the statement of operations as a gain on restructuring. Non-current portion of the restructured payable, if any, is reclassified to other non-current liabilities. The difference, if any, between the fair value of the restructured payable on its initial recognition and the maturity amount is amortised over the period until maturity as an interest expense.

Debt. Debt is recognised initially at its fair value. Fair value is determined using the prevailing market rate of interest for a similar instrument, if significantly different from the transaction price. In subsequent periods, debt is stated at amortised cost using the effective interest rate method; any difference between the fair value of the proceeds (net of transaction costs) and the redemption amount is recognised in the statement of operations as an interest expense over the period of the debt obligation. All borrowing costs, including those on borrowings used to finance construction of property, plant and equipment are recognised as an expense in the period in which they are incurred.

Minority interest. Minority interest represents the minority shareholders' proportionate share of the equity and results of operations of the Group's subsidiaries. This has been calculated based upon the minority's ownership percentage of these subsidiaries. Specific rights on liquidation for preference shareholders of subsidiaries are included in the calculation of minority interests.

Pension and post-employment benefits. In the normal course of business the Group contributes to the Russian Federation state pension scheme on behalf of its employees. Mandatory contributions to the governmental pension scheme are expensed when incurred and included in employee benefit expenses and payroll taxes in the statements of operations.

A number of Group entities operate defined benefit plans that cover the majority of the Group's employees. Benefit plans define the amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognised in the balance sheet in respect of the defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligations are calculated using the projected unit credit method. The present value of the defined benefit obligations are determined by discounting the estimated future cash outflows using interest rates of government bonds that are denominated in the currency in which the benefits will be paid associated with the operation of the plans, and that have terms to maturity approximating the terms of the related pension liabilities.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligations are charged or credited to the statement of operations over the employees' expected average remaining working lives.

Non-current assets classified as held for sale. Non-current assets and disposal groups (which may include both non-current and current assets) are classified in the balance sheet as 'Non-current assets held for sale' if their carrying amount will be recovered principally through a sale transaction within twelve months after the balance sheet date. Assets are reclassified when all of the following conditions are met at the balance sheet date: (a) the assets are available for immediate sale in their present condition; (b) the Group's management approved and initiated an active programme to locate a buyer; (c) the assets are actively marketed for a sale at a reasonable price; (d) the sale is expected to occur within one year and (d) it is unlikely that significant changes to the plan to sell will be made or that the plan will be withdrawn.

Operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Finance leases. Where the Group is a lessee in a lease which transferred substantially all the risks and rewards incidental to ownership to the Group, the assets leased are capitalised in property, plant and equipment at the commencement of the lease at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding rental obligations, net of future finance charges, are included in debts. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest cost is charged to the statement of operations over the lease period using the effective interest method. The assets acquired under finance leases are depreciated over their useful life or the shorter lease term if the Group is not reasonably certain that it will obtain ownership by the end of the lease term.

Share-based payment transactions. The share option programme allows Group employees to acquire shares of the RAO UES. The fair value of the options is measured at grant date and spread over the period during which the employees become unconditionally entitled to the options. The fair value of the options is measured based on the Black-Scholes formula, taking into account the terms and conditions upon which the instruments were granted.

Embedded derivative. Within the ordinary course of business the Group routinely enters into sale and purchase transactions for commodities. The majority of these transactions take the form of contracts that were entered into and continue to be held for the purpose of receipt or delivery of the commodity in accordance with the Group's expected sale, purchase or usage requirements. Such contracts are not within the scope of IAS 39. All other net-settled commodity contracts are measured at fair value with gains and losses taken to the income statement.

An embedded derivative is one or more implicit or explicit terms in a contract affect the cash flows of the contract in a manner similar to a stand-alone derivative instrument. Any embedded derivative that meets the separation criterion is separated from its host contracts and measured as if it were a stand-alone derivative if its economic characteristics are not closely related to those of the host contract.

Environmental liabilities. Liabilities for environmental remediation are recorded where there is a present obligation, the payment is probable and reliable estimates exist.

(in millions of Russian Roubles)

Revenue recognition. Revenue is recognised on the delivery of electricity and heat and on the dispatch of non-utility goods and services during the period. Revenue amounts are presented exclusive of value added tax.

Earnings per share. Preference shares are considered to be participating shares, as their dividend may not be less than that given with respect to ordinary shares. The earnings per share is determined by dividing the profit attributable to ordinary and preference shareholders by the weighted average number of ordinary and preference shares outstanding during the reporting period, excluding the average number of treasury shares held by the Group. Preference shares participate in losses.

Treasury shares. Treasury shares are presented as a deduction from equity at weighted average cost. Any gains or losses arising on the disposal of treasury shares are recorded directly in equity attributable to the shareholders of RAO UES.

Seasonality. Demand for electricity and heat is influenced by both the season of the year and the relative severity of the weather. Revenues from heating are concentrated within the months of October to March. A similar, though less severe, concentration of electricity sales occurs within the same period. The seasonality of electricity and heat production has a corresponding impact on the usage of fuel and the purchase of power.

Furthermore, during the periods of lower production from April to September, there is an increase in the expenditures on repairs and maintenance. This seasonality does not impact the revenue or cost recognition policies of the Group.

Segment reporting. A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment) or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments. Segments with a majority of revenue earned from sales to external customers and whose revenue, result or assets are ten percent or more of all the segments are reported separately.

As at 30 September 2006 the Group had reconsidered the accounting approach regarding segment information presentation. The management supposes that the Group operates in one geographical segment – Russian Federation. In the previous reporting periods the segment information was based on the distinguishing of seven geographical segments within Russian Federation following the principle that the Group's assets generate revenues primarily within the geographical region where they were located. This reconsideration was the result of the new liberalized model of operation of the wholesale and retail electricity (power) markets implementation as well as the Group restructuring, in particular the setting up of TGCs and WGCs and their subsequent merges with generation companies. Following . mentioned above the management believes that the geographical segment information is no longer useful and is not the subject of the disclosures in the financial statements.

Note 5: Principal subsidiaries

All subsidiaries with exception of foreign companies are incorporated and operate in the Russian Federation. As described in Note 6, in the frame of restructuring the Group is organized into six main business segments. The principal subsidiaries are presented below according to their allocation to the business segments as at 30 September 2006.

Energo companies

Prior to 2006 RAO UES had ownership interests in more than 70 regional vertically integrated power companies ("Energo") responsible for the generation, distribution and sales of heat and electricity. These ownership interests ranged from 47 percent to 100 percent. During the sector restructuring the Energo companies are being mainly split into generation, distribution, transmission and retailing companies.

As at 1 February 2007, the Board of Directors of RAO UES approved plans for reorganization of 71 Energo companies, and the reorganization of 65 Energo companies was completed.

(in millions of Russian Roubles)

As at 30 September 2006 the significant Energo companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Dalenergo	49.0	65.3	Khabarovskenergo	48.5	60.2
Amurenergo	50.6	57.8	Yakutskenergo	47.9	56.3
			Altayenergo	54.7	72.2

Generating companies

The wholesale generating companies (WGCs) have been established as subsidiaries of RAO UES with payment for their authorized capitals in shares of subsidiaries of RAO UES and RAO UES-owned property of power plants. Finally, WGCs will comprise power plants (generating companies) separated from the Energo companies in the process of their restructuring.

It is planned that the power plants will merge with and into the corresponding WGCs, which became their parent companies. As at 30 September 2006 the mergers of power plants with all WGCs, except for Hydro WGC, have already been completed.

The territorial generating companies (TGCs) have been established as wholly owned subsidiaries of RAO UES for purposes of regional generation companies (RGCs) and TGCs reorganization by the merge with RGCs. The alternative model allows establishment of TGCs by several Energo companies.

As at 30 September 2006 the merger of RGCs with TGC-3, TGC-4, TGC-5, and TGC-14 have already been completed.

A detailed description of the major changes that were planned to take place to the wholesale generating companies (WGCs) and the territorial generating companies (TGCs) during the restructuring process was set out in the Appendixes to the Concept of RAO UES Strategy "Generating companies of the Wholesale Electricity Market" and "Territorial generating companies being created on the basis of assets of Holding Company RAO UES" approved by the Board of Directors of RAO UES in February 2006.

As at 30 September 2006 the significant generating companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Mosenergo	50.9	50.9	Kaliningradskaya TETS	90.9	90.9
Wholesale generating company-1	91.7	91.7	Peterburgskaya generating company	56.0	67.1
Wholesale generating company-2	80.9	80.9	Territorial generating company-1	59.6	100.0
Wholesale Generating company-3	59.7	59.7	Volzhskaya territorial generating company	45.0	100.0
Wholesale generating company-4	89.6	89.6	Boguchanskaya GES	64.2	64.2
Wholesale generating company-5	87.7	87.7	Krasnoyarskaya generaciya	52.2	66.8
Wholesale generating company-6	93.5	93.5	Territorial generating company-5	64.8	64.8
Federal hydro generating company	100.0	100.0	Territorial generating company-6	61.9	61.9
Tyumenskaya regional generating company	100.0	100.0	Territorial generating company-8	50.0	50.0
North-West Station	78.6	89.4	Territorial generating company-9	50.0	50.0

(in millions of Russian Roubles)

Transmission companies

OJSC Federal Grid Company of Unified Energy System ("FGC") was established in June 2002 as a wholly-owned subsidiary of RAO UES to manage the transmission of electricity through the use of transmission assets received or earmarked for receipt from RAO UES and its subsidiaries.

OJSC System Operator-Central Dispatch Unit of Unified Energy System ("SO-CDU") was established in September 2002 to perform electricity dispatch functions within the Unified Electricity System of the Russian Federation through the use of assets received or earmarked for receipt from RAO UES and its subsidiaries.

As at 30 September 2006 the significant transmission grid companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Federal grid company	100.0	100.0	System operator CDU UES	100.0	100.0

Distribution companies

As at 30 September 2006 4 Interregional Distribution Grid Companies ("IDGCs") had been established. It is planned that the shares of the distribution companies separated from the Energo companies as a result of the restructuring process will be exchanged for shares of IDGCs.

As at 30 September 2006 the significant distribution companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Orenburgenergo	100.0	100.0	Moskovskaya heat grid company	50.9	50.9
Moskovskaya city power grid company	50.9	50.9	Lenenergo	56.0	56.0
Moskovskaya oblastnaya power grid company	50.9	50.9	Krasnoyarskenergo	52.2	66.7
Permenergo	49.0	64.4	Nizhnovenergo	49.0	62.3
Sverdlovenergo	49.0	65.3	Stavropolenergo	55.1	71.9
Volgogradenergo	49.3	61.5	Chelyabenergo	49.0	58.1
Tyumenenergo	100.0	100.0	Volzhskaya interregional distribution company	45.8	100.0

Retailing companies

As at 30 September 2006 the significant retailing companies were:

Name	Ownership %	Voting %	Name	Ownership %	Voting %
Krasnoyarskenergosbyt	52.2	52.7	Permskaya energy retail company	49.0	64.4
Mosenergosbyt	50.9	50.9	Sverdlovenergosbyt	49.0	65.3
Nizhegorodskaya retail company	49.0	62.3	Chelyabenergosbyt	49.0	58.1
Peterburgskaya retail company	56.0	67.1	Tyumenskaya energy retail company	100.0	100.0
Orenburgenergosbyt	100.0	100.0	Energy retail company Rostovenergo	48.4	62.8
Samaraenergo	55.5	55.8	Nizhegorodsakya retail company	49.0	62.3

(in millions of Russian Roubles)

Unallocated

Others

Name	Ownership %	Voting %
OAO COR UES	100.0	100.0
Energy Centre	75.0	75.0
Engineering Centre UES	100.0	100.0
Inter RAO UES	60.0	60.0

Foreign companies

Name	Ownership %	Voting %	Country
RAO Nordic Oy	60.0	100.0	Finland
Interenergo B. V.	40.2	67.0	Netherlands
MEK	54.0	100.0	Armenia
Silk Road Holdings B.V.	60.0	100.0	Netherlands
Gardabani Holdings B.V.	60.0	100.0	Netherlands
ES Georgia Holdings B.V.	60.0	100.0	Netherlands
Telasi	45.0	75.0	Georgia
Mtkvari	60.0	100.0	Georgia
Moldavskaya GRES	30.6	51.0	Republic of Moldova
Saint Guidon Invest N.V	60.0	100.0	Belgium
Electricheskie Seti Armenii	40.2	100.0	Republic of Armenia

The Group also controls the Centre for Assistance in Restructuring the Electricity Sector, a non-commercial partnership.

Differences between ownership interest and voting interest normally represent the effect of preference shares. Typically RAO UES does not hold any preference shares of its subsidiaries. Unless dividends have not been declared fully at the Annual shareholders' meeting, such preference shares do not have any voting rights.

Acquisitions and sale

2005

In March 2005, RAO Nordic Oy, the Group entity, acquired 51.0 percent of the shares of ZAO Moldavskaya GRES (Republic of Moldova, Pridnestrovski region). The total consideration paid in cash was RR 1,400 million (USD 50 million). However, control over the entity was not obtained as at that date as the company's Charter documentation required a 75% vote for any resolution to be passed.

In August 2005 RAO Nordic Oy acquired 100.0 percent of the shares of Saint Guidon Invest N.V. (Belgium), the holder of 49 percent of the shares of ZAO Moldavskaya GRES and the provider of a loan to ZAO Moldavskaya GRES in the amount of RR 639 million (USD 22 million), including interest, as at the date of acquisition. The total consideration paid in cash was RR 980 million (USD 35 million). This acquisition allowed the Group to make an amendment to the Charter documentation of ZAO Moldavskaya GRES such that only more than 50 percent of the votes were required to pass a resolution, and control over ZAO Moldavskaya GRES was, consequently, obtained.

In November 2005 RAO Nordic Oy and Saint Guidon Invest N.V. sold 37.0 percent and 12.0 percent of the shares of ZAO Moldavskaya GRES for RR 998 million (USD 35 million) and RR 89 million (USD 3 million) respectively. The Group's interest in ZAO Moldavskaya GRES was, consequently, reduced to 51 percent.

As permitted by IFRS 3 "Business combination" fair values of assets and liabilities of ZAO Moldavskaya GRES were determined on a provisional basis. During 2006 valuation by an independent appraiser was finalized. The final fair values recognized differed from the provisional amounts. The comparative information as at and for the year ended

(in millions of Russian Roubles)

31 December 2005 was adjusted to opening balance to reflect the effect of replacing the provisional values with the established final fair values (See Note 3).

In June 2005, Interenergo B.V., a 40.2 percent owned Group subsidiary, obtained control over 100.0 percent of the shares of ZAO Electricheskie Seti Armenii (Republic of Armenia). The total consideration paid in cash was RR 2,089 million (USD 73 million).

Minority interest was not recognised in relation to ZAO Electricheskie Seti Armenii due to the negative net asset position of Interenergo B.V. consolidated with the entity acquired.

On 1 July 2005 the Board of Directors of RAO UES approved the divestiture by Centre of settlement optimization UES of its stake in Media-Holding REN TV. The decision to divest was driven by the sector restructuring and the resolutions of the Board of Directors of RAO UES of 6 March 2002 and 28 February 2003 that it was necessary for the Group to dispose of their non-core assets. In July 2005, the Group sold its 70.0 percent shareholding in Media-Holding REN TV, an entity which holds television broadcasting equipment and licenses. The gain on the sale of REN TV amounted to RR 2,250 million and was included in the other operating income for the year ended 31 December 2005. The total consideration received in cash was RR 2,872 million (USD 100 million).

2006

Sale of Taimyrenergo and Yaroslavskaya retail company

In July 2006 the Group conducted tenders for the sale of 100.0 percent of shares of OJSC Taimyrenergo, an Energo, and 47.4 percent of shares of OJSC Yaroslavskaya retail company. The gains on the sale of OJSC Taimyrenergo (RR 6,146 million) and OJSC Yaroslavskaya retail company (RR 446 million) were included in other operating income in the Group's statement of operations for nine months ended 30 September 2006.

The carrying value of assets and liabilities arising from the disposal were as follows:

	Taimyrenergo	Yaroslavskaya retail company	Total
Property, plant and equipment	442	-	442
Deferred tax assets	349	-	349
Trade and other receivables	420	283	703
Other current assets	5	48	53
Inventories	19	-	19
Cash and cash equivalents	108	21	129
Short-term debt	-	(218)	(218)
Accounts payable and accrued charges	(30)	(150)	(180)
Taxes payable	(169)	-	(169)
Net identifiable assets and liabilities	**1,144**	**(16)**	**1,128**
Less: Minority interest	-	(5)	(5)
Net assets of entity	**1,144**	**(21)**	**1,123**
Gain on sale	6,146	446	6,592
Total consideration received	**7,290**	**425**	**7,715**
Cash disposed of	(108)	(21)	(129)
Net cash inflow on the disposal	**7,182**	**404**	**7,586**

Obtained control over Kurganenergo and Heat and Power company

During 2004 management re-assessed the level of control that the Group had over Kurganenergo and determined that control no longer exists, and that the Group exercises significant influence over Kurganenergo. As at 31 December 2005 the investment in Kurganenergo was accounted for as an investment in an associate. However in February 2006 due to changes in entity's management, management of the Group obtained control over Kurganenergo.

The newly controlled subsidiary contributed revenue of RR 2,933 million and a net profit of RR 634 million to the Group for the period from the date that control was obtained to 30 September 2006.

(in millions of Russian Roubles)

The carrying value of assets and liabilities arising from obtaining control over Kurganenergo are as follows:

	Carrying value
Property, plant and equipment	2,184
Accounts receivable and prepayments	1,033
Inventories	174
Cash and cash equivalents	212
Current debt	(37)
Accounts payable and accrued charges	(1,401)
Carrying value of net assets	**2,165**

As the result of the merger of Heat and Power company with TGC-4 in September 2006, control was obtained over this company which had previously been recognized as an associate.

The carrying value of assets and liabilities arising from obtaining control over the Heat and Power company are as follows:

	Carrying value
Property, plant and equipment	2,881
Accounts receivable and prepayments	340
Inventories	78
Cash and cash equivalents	5
Long-term debt	(940)
Deferred profit tax liability	(211)
Current debt	(276)
Accounts payable and accrued charges	(127)
Carrying value of net assets	**1,750**

Note 6: Segment information

A significant portion of the restructuring in the form of separation occurred in 2005, which affected the identification of its primary reporting segments (see Notes 1 and 5). As there was no management report available for the newly established entities for the period before the restructuring, the income and expenses for that period were allocated on actual basis with the exception of the wages, repair and maintenance, taxes other than income tax and other expenses. These expenses were extrapolated based on the actual expenses for the period from restructuring to the end of the 2005 period in the view that the operations remain similar in size and nature throughout the period.

Primary reporting segments. The Group is organised into six main business segments:

- ***"Generation segment"*** consists of companies responsible for electricity and heat generation. Heat is sold within the regions in which the companies operate at tariffs set by RSTs. Electricity is sold within the regions and through FOREM based on tariffs set by RSTs and FST. The majority of electricity sales are within the Group;
- ***"Transmission segment"*** this segment principally comprises RAO UES, FGC and SO-CDU, which maintain and operate the high voltage electricity transmission grid and perform electricity dispatch functions. Transmission fees are set by the FST;
- ***"Distribution segment"*** consists of companies, which are responsible for the delivery of electricity through the low voltage distribution grids at tariffs set by RSTs. The majority of the distribution fees is charged by the distribution segment to the retail segment;
- ***"Retailing segment"*** consists of companies, which are responsible for sale of electricity to the customers at tariffs set by RSTs. The cost of sales of the retailing segment includes power purchased from the generation segment, the transmission fees charged by the transmission segment (where applicable) and the distribution fees charged by the distribution segment;
- ***"Energos segment"*** consists of companies, which have not begun or are in the process of restructuring and responsible for the generation, distribution and sale of heat and electricity. In future periods, in the process of restructuring, the size of this segment will be reduced in favour of other segments. Energos which have completed their restructuring process and performed only one type of activity during nine months ended 30 September 2006, have been included in the respective segments;

(in millions of Russian Roubles)

- ***"Unallocated"*** consists of numerous insignificant segments including construction, repair, export sales and foreign companies of the Group.

Nine months ended 30 September 2006

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	143,108	5,471	22,602	387,027	57,429	38,679	-	**654,316**
Inter-segment	200,056	63,119	159,265	40,960	1,140	3,008	(467,548)	-
Total revenues	**343,164**	**68,590**	**181,867**	**427,987**	**58,569**	**41,687**	**(467,548)**	**654,316**
Segment operating profit/(loss)	**(935)**	**26,623**	**23,866**	**1,369**	**2,184**	**15,522**	**-**	**68,629**
Finance costs	-	-	-	-	-	-	-	**(10,911)**
Share of loss of associates and jointly controlled entity	(8)	-	-	-	-	(251)	-	**(259)**
Profit before profit tax	-	-	-	-	-	-	-	**57,459**
Total profit tax charge	-	-	-	-	-	-	-	**(45,465)**
Profit for the period	-	-	-	-	-	-	-	**11,994**
Capital expenditures	41,050	17,601	29,649	657	4,841	1,717	-	**95,515**
Depreciation of property, plant and equipment	21,389	10,121	12,881	300	3,092	1,598	-	**49,381**
Doubtful debtors expense/ (reversal)	1,888	(6)	967	778	1,474	19	-	**5,120**

Nine months ended 30 September 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	86,274	5,037	9,894	246,402	175,321	23,728	-	**546,656**
Inter-segment	170,810	41,483	56,514	15,932	9,272	11,094	(305,105)	-
Total revenues	**257,084**	**46,520**	**66,408**	**262,334**	**184,593**	**34,822**	**(305,105)**	**546,656**
Segment operating profit/(loss)	**1,035**	**22,282**	**12,331**	**(3,478)**	**6,961**	**6,741**	**(1,767)**	**44,105**
Finance costs	-	-	-	-	-	-	-	**(12,405)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	-	-	**(57)**
Profit before profit tax	-	-	-	-	-	-	-	**31,643**
Total profit tax charge	-	-	-	-	-	-	-	**(18,416)**
Profit for the period	-	-	-	-	-	-	-	**13,227**
Capital expenditures	28,864	14,135	15,180	697	17,837	2,170	-	**78,883**
Depreciation of property, plant and equipment	19,235	8,714	9,279	280	12,744	961	-	**51,213**
Doubtful debtors expense/ (reversal)	2,969	(267)	(1,704)	3,482	4,733	(425)	-	**8,788**

(in millions of Russian Roubles)

Three months ended 30 September 2006

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	40,138	1,454	9,976	142,815	(13,940)	20,570	-	**201,013**
Inter-segment	84,588	22,358	56,340	10,693	(507)	(5,485)	(167,987)	**-**
Total revenues	**124,726**	**23,812**	**66,316**	**153,508**	**(14,447)**	**15,085**	**(167,987)**	**201,013**
Segment operating profit/(loss)	**(8,312)**	**10,813**	**3,590**	**563**	**(4,771)**	**13,347**	**-**	**15,230**
Finance costs	-	-	-	-	-	-	-	**(4,399)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	-	-	**(526)**
Profit before profit tax	-	-	-	-	-	-	-	**10,305**
Total profit tax charge	-	-	-	-	-	-	-	**(25,465)**
Profit for the period	-	-	-	-	-	-	-	**(15,160)**
Capital expenditures	23,044	8,374	16,268	288	541	328	-	**48,843**
Depreciation of property, plant and equipment	9,009	3,778	5,021	124	146	618	-	**18,696**
Doubtful debtors expense/ (reversal)	(1,629)	(8)	990	(95)	(180)	154	-	**(768)**

Three months ended 30 September 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated	Consolidation adjustments	Total
Third parties	14,027	2,064	3,473	78,858	47,074	10,050	-	**155,546**
Inter-segment	44,389	13,066	22,574	7,058	4,566	6,703	(98,356)	**-**
Total revenues	**58,416**	**15,130**	**26,047**	**85,916**	**51,640**	**16,753**	**(98,356)**	**155,546**
Segment operating profit/(loss)	**(10,266)**	**5,322**	**3,919**	**(664)**	**(995)**	**2,799**	**(2,851)**	**(2,736)**
Finance costs	-	-	-	-	-	-	-	**(4,274)**
Share of loss of associates and jointly controlled entity	-	-	-	-	-	-	-	**1**
Profit before profit tax	-	-	-	-	-	-	-	**(7,009)**
Total profit tax charge	-	-	-	-	-	-	-	**(1,603)**
Profit for the period	-	-	-	-	-	-	-	**(8,612)**
Capital expenditures	11,249	5,780	7,385	341	6,750	142	-	**31,647**
Depreciation of property, plant and equipment	7,759	3,678	1,698	104	3,946	489	-	**17,674**
Doubtful debtors expense/ (reversal)	1,072	(521)	(56)	1,342	792	40	-	**2,669**

(in millions of Russian Roubles)

As at 30 September 2006

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated companies	Total
Segment assets	575,308	227,806	298,008	46,370	105,322	388,411	**1,641,225**
Inter-segment balances	(24,134)	(9,680)	(13,435)	(2,624)	(1,204)	(320,634)	**(371,711)**
Total segment assets	**551,174**	**218,126**	**284,573**	**43,746**	**104,118**	**67,777**	**1,269,514**
Investments in associates	616	-	-	-	-	2,983	**3,599**
Current and deferred tax assets	-	-	-	-	-	-	**18,343**
Total assets							**1,291,456**
Segment liabilities	128,198	4,836	48,496	36,162	38,677	25,627	**281,996**
Inter-segment balances	(75,417)	(1,124)	(7,194)	(15,616)	(11,477)	(8,758)	**(119,586)**
Total segment liabilities	**52,781**	**3,712**	**41,302**	**20,546**	**27,200**	**16,869**	**162,410**
Current and deferred tax liabilities	-	-	-	-	-	-	81,431
Non-current and current debt	-	-	-	-	-	-	179,772
Total liabilities	-	-	-	-	-	-	**423,613**

As at 31 December 2005

	Generation	Transmission	Distribution	Retailing	Energos	Unallocated companies	Total
Segment assets	493,480	202,904	242,584	37,563	214,191	357,506	**1,548,228**
Inter-segment balances	(15,907)	(1,885)	(15,326)	(733)	(9,998)	(305,079)	**(348,928)**
Total segment assets	**477,573**	**201,019**	**227,258**	**36,830**	**204,193**	**52,427**	**1,199,300**
Investments in associates	-	-	-	-	1,061	4,210	**5,271**
Current and deferred tax assets	-	-	-	-	-	-	**13,328**
Total assets	-	-	-	-	-	-	**1,217,899**
Segment liabilities	79,989	7,273	39,862	32,027	76,322	23,610	**259,083**
Inter-segment balances	(42,193)	(4,343)	(2,228)	(14,225)	(16,745)	(12,903)	**(92,637)**
Total segment liabilities	**37,796**	**2,930**	**37,634**	**17,802**	**59,577**	**10,707**	**166,446**
Current and deferred tax liabilities	-	-	-	-	-	-	63,773
Non-current and current debt	-	-	-	-	-	-	127,493
Total liabilities	-	-	-	-	-	-	**357,712**

(in millions of Russian Roubles)

Secondary reporting segments - geographical segments. Up to 1 September 2006 the Group distinguished seven geographical segments within Russian Federation based on the principle that the Group's assets generated revenues primarily within the geographical region where they were located. Entity's assets were considered to belong only to one geographical segment. Due to the factors described below management believe that it is no longer practical and appropriate to continue to make such disclosures starting from 1 September 2006:

- During the nine months ended 30 September 2006 the mergers of power plants, situated in different regions of the Russian Federation, with all WGC were completed, as well as those of several TGCs with regional generation companies. Since the date of merger of these businesses, the management of each TGCs and WGCs is centralized, the decisions of assets' usage are adopted according to integral entity needs and splitting these assets on a geographical basis is, consequently, no longer meaningful;
- As at 1 September 2006 a new liberalized model of operation of the wholesale and retail electricity (power) markets has been launched. Under the new wholesale market model, every generation company is pegged to several customers in different regions of Russian Federation. These counteragents were selected by Trading System Operator so as to average entities' risk of nonpayment due to geographical zones of solvency and optimize productivity-consumption correlation;
- Export sales comprise less than 10% of external revenue.

Based on above facts as at 1 September 2006 management has decided that the Group operates in one geographical segment – Russian Federation.

Note 7: Related parties

Associates

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Electricity and heating revenues	522	3,131	2,310	4,357

For outstanding balances with associates see Note 12 and Note 19.

During the three and nine months ended 30 September 2006 the Group purchased equipment from its associates Power Machines in the amount of RR 644 million and RR 814 million consequently.

State-controlled entities. In the normal course of business the Group enters into transactions with other entities under Government control, including Gazprom, Russian railways, state-controlled banks and various governmental bodies. Prices for natural gas, electricity and heat are based on tariffs set by FST and RST. Bank loans are provided on the basis of market rates. Taxes are accrued and settled in accordance with Russian tax legislation.

The Group had the following significant transactions and balances with state-controlled entities:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Electricity and heating revenues	52,716	202,343	46,976	199,383
Electricity and heating distribution expenses	1,785	8,520	624	4,903
Fuel expenses	15,555	85,252	17,891	83,841
Purchased power expenses	13,749	50,260	15,043	48,821
Interest expense	739	2,540	722	1,709

(in millions of Russian Roubles)

	30 September 2006	31 December 2005
Accounts receivable and prepayments	70,570	62,933
Non-current and current debt	43,468	46,960
Accounts payable and accrued charges	23,309	27,195

Tax balances are disclosed in Notes 10, 12, 19 and 20. Tax transactions are disclosed in the statement of operations (see Notes 15 and 23).

During the three and nine months ended 30 September 2006 the Federal Government of the Russian Federation and regional governments gave financial assistance to RAO UES Group entities equal to RR 1,032 million for three months and RR 2,909 million for nine months (three and nine months ended 30 September 2005: RR 1,397 million and RR 3,061 million). The assistance in respect of these periods has been recorded as electricity revenue in the statement of operations (see Note 22).

Directors' compensation. Compensation is paid to members of the Management Board of RAO UES for their services in full time management positions. The compensation is made up of a contractual salary, non-cash benefits, and a performance bonus depending on results for the period according to Russian statutory financial statements. The compensation is approved by the Board of Directors. Discretionary bonuses are also payable to members of the Management Board, which are approved by the Chairman of the Managing Board according to his perception of the value of their contribution.

Fees, compensation or allowances to the members of the Board of Directors for their services in that capacity and for attending Board meetings are paid depending on results for the year. Under the Russian legislation, fees, compensation or allowances to the members of the Board of Directors, being government employees, are paid to the state.

Members of the Board of Directors and the Management Board of RAO UES received the following remuneration:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Salaries and bonuses	198	278	170	299
Severance benefits	3	3	30	48
Other	-	21	84	105
Total	**201**	**302**	**284**	**452**

Employee share option plan. In June 2004, the Board of Directors approved a Share Option Plan for the employees of RAO UES (hereinafter the Plan).

The Plan provides for the granting of share options to the members of the Management Board and other key employees of RAO UES (hereinafter the Plan participants).

The Plan participants will be rewarded under the plan for their work in RAO UES over the period of 3 years, starting from 25 June 2004.

In February 2005, the Board of Directors of RAO UES approved a number of changes relating to the list of Plan participants and to the number of shares allocated under the Plan. Key employees from certain Group entities were included into the list.

A total of up to 418,657,600 ordinary shares (or about one percent of the issued ordinary shares of RAO UES) may be allocated under the Plan. 213,671,372 shares are allocated for granting share options to the members of the Management Board, the remainder to the other key employees of RAO UES.

Ordinary shares ultimately allocated under the Plan are allocated from treasury shares purchased by the Group for that purpose on the open market by a special-purpose entity, which is controlled by the Group. The treasury shares held for the purpose of the Plan will have no voting rights, unless otherwise decided by the Board of Directors.

(in millions of Russian Roubles)

In the event that the restructuring of RAO UES is completed prior to the exercise date of the share options, the Plan participants will be entitled to purchase shares in successor entities or other securities, distributed among the RAO UES shareholders.

The number of shares, which the Plan participants may purchase as part of implementation of the Plan, in the event that the Plan participant has terminated its employment with the Group entity before 25 June 2007, will be calculated proportionally based on the number of days worked prior to terminating the employment. In case of breaching certain defined provisions of the labour agreement and termination of employment at the initiative of the Group entity, the Plan participants will lose their right to purchase the shares.

The exercise price of the share option is USD 0.2934 per share, which is the weighted average price of the shares of RAO UES on RTS over the period of 25 June 2003 through 24 June 2004. For Plan participants who joined Group entities after 25 June 2004, the exercise price of the share option is the weighted average price of the shares of RAO UES on RTS one year before the date of the labour agreement. In addition to the exercise price, the Plan participants, who exercise their options, must reimburse part of the interest expenses paid on borrowings, which can be attracted for the purpose of purchases of the shares.

One of the vesting terms of the share options is prepayment by the members of the Management Board (in the amount of 10 percent of the share option agreement) and by other key employees (in the amount of 0,2 percent of the share option agreement). In the event that realization of the share option lapses, the prepayment will be returned to the Plan participant in full.

The Plan participant can exercise the share option at any time over the period from 25 June 2007 through 25 January 2008.

In 2004, the Group issued to the members of the Management Board non-interest bearing loans, which should be used by individuals to make prepayments under the share option agreements. The loans are issued for a period of 5 years. As at 30 September 2006 the amount of loans issued to employees amounted to RR 155 million.

As at 30 September 2005, in the course of the Plan implementation the Group had purchased 418,657,600 treasury shares. Their purchase cost was RR 3,571 million. No purchases were made up to 30 September 2006.

As at 30 September 2006, the number of outstanding share options was 381,436,585. No new options were granted during the reporting period.

The fair values of services received in return for share options granted to employees are measured by reference to the fair value of share options granted. The estimate of the fair value of the services received is measured based on the Black-Scholes model.

Share price	0.2770 USD
Exercise price	0.2934 USD
Expected volatility	31%
Option life	1,095 days
Risk-free interest rate	3.16%
Fair value at measurement date	**0.0690 USD**

The measure of volatility used in option pricing model is the annualised standard deviation of the continuously compounded rates of return on the share over a period of time. Volatility has been determined on the basis of the historical volatility of the share price over the most recent period (one year before grant date). For share options outstanding as at 30 September 2006 the range of exercise prices lies between USD 0.2827 per share and USD 0.2934 per share, and the weighted average remaining contractual life is 482 days.

During the reporting period the Group recognised an expense of RR 86 million related to the fair value of the options (for the nine months ended 30 September 2005 – RR 224 million).

(in millions of Russian Roubles)

Note 8: Property, plant and equipment

Cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2005	811,459	261,248	757,006	139,069	208,329	275,193	2,452,304
Transfer to subsidiary (Note 5)	5,483	-	6,394	1,829	321	1,742	15,769
Additions	871	1,141	2,235	417	85,929	4,922	95,515
Transfers	6,030	6,709	7,313	2,513	(26,893)	4,328	-
Disposals	(3,445)	(70)	(2,078)	(169)	(10,715)	(3,289)	(19,766)
Disposals of subsidiaries (Note 5)	(11,178)	-	(1,802)	(15)	(289)	(1,716)	(15,000)
Closing balance as at 30 September 2006	809,220	269,028	769,068	143,644	256,682	281,180	2,528,822
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2005	(491,457)	(149,333)	(532,582)	(98,660)	(25,602)	(199,538)	(1,497,172)
Transfer to subsidiary (Note 5)	(3,569)	-	(5,119)	(901)	-	(1,192)	(10,781)
Charge for the period	(14,144)	(7,693)	(12,885)	(3,405)	(566)	(10,672)	(49,365)
Transfers	(2,090)	-	(1,291)	(127)	4,045	(537)	-
Disposals	2,163	49	1,604	134	1,648	3,129	8,727
Disposals of subsidiaries (Note 5)	11,084	-	1,779	15	-	1,680	14,558
Closing balance as at 30 September 2006	(498,013)	(156,977)	(548,494)	(102,944)	(20,475)	(207,130)	(1,534,033)
Net book value as at 30 September 2006	311,207	112,051	220,574	40,700	236,207	74,050	994,789
Net book value as at 31 December 2005	320,002	111,915	224,424	40,409	182,727	75,655	955,132

(in millions of Russian Roubles)

Cost

	Electricity and heat generation	Electricity transmission	Electricity distribution	Heating networks	Construction in progress	Other	Total
Opening balance as at 31 December 2004	771,852	252,519	727,255	135,560	206,548	256,451	2,350,185
Additions through acquisition of subsidiaries	4,275	109	4,409	23	135	1,892	10,843
Additions	2,068	1,016	521	493	71,714	4,907	80,719
Transfers	13,506	1,919	10,194	3,055	(34,255)	5,581	-
Disposals	(2,002)	(180)	(1,632)	(346)	(4,982)	(3,742)	(12,884)
Disposals to assosiates	(1,391)	-	(74)	(1,453)	(89)	(935)	(3,942)
Closing balance as at 30 September 2005	788,308	255,383	740,673	137,332	239,071	264,154	2,424,921
Accumulated depreciation (including impairment)							
Opening balance as at 31 December 2004	(475,176)	(140,558)	(517,230)	(97,131)	(23,294)	(189,249)	(1,442,638)
Charge for the period	(12,887)	(8,703)	(11,350)	(3,245)	-	(15,028)	(51,213)
Transfer	-	-	-	-	(9)	9	-
Disposals	1,453	139	1,172	288	3,113	3,119	9,284
Disposals to assosiates	238	-	40	552	-	342	1,172
Closing balance as at 30 September 2005	(486,372)	(149,122)	(527,368)	(99,536)	(20,190)	(200,807)	(1,483,395)
Net book value as at 30 September 2005	301,936	106,261	213,305	37,796	218,881	63,347	941,526
Net book value as at 31 December 2004	296,676	111,961	210,025	38,429	183,254	67,202	907,547

Construction in progress represents the carrying amount of property, plant and equipment that has not yet been put into operation, including generating stations under construction, and advances to construction companies and suppliers of property, plant and equipment. As at 30 September 2006 such advances amounted to RR 21,808 million, (as at 31 December 2005 - RR 13,195 million).

Depreciation is charged once an asset is available for service.

Other property, plant and equipment include motor vehicles, computer equipment, office fixtures and other equipment.

The assets transferred to the Group upon privatisation did not include the land on which the Group's buildings and facilities are situated. The Group has the option to purchase this land upon application to the state registrator body or to formalise the right for rent. According to Russian legislation the expiry date of this option is 1 January 2008. As at 30 September 2006, the majority of the Group's companies have not filed any application to exercise the purchase option.

Impairment. Management has used various assumptions in the calculation of the recoverable value of property, plant and equipment. Variations in these assumptions may give rise to a significantly different amount for the impairment provision. In management's opinion, the existing provision represents the best estimate of the impact of impairment as a result of the current economic conditions in the Russian Federation.

Based on factors set out below management believes that there was no indication of any additional impairment on the

(in millions of Russian Roubles)

Group's principal operating assets:

- increase in electricity tariffs set for RAO UES Group for nine months ended 30 September 2006 were on average 10% (heat: 12%);
- growth of gas prices set in the Government's forecast is not expected to exceed limit of 12% in 2006, which is not significantly more than expected inflation;
- demand for both electricity and heat is consistently growing from year to year;
- the Group's ongoing restructuring has not changed the manner of recovery of the assets, the business has not changed in any significant manner. In addition the group's tariff income is unchanged – the regulator allocated what was previously a single tariffs for electricity and heat set for a vertically integrated power companies among the newly created separate generating, transmission and distribution companies.

Leased property, plant and equipment

The Group leased certain equipment under a number of finance lease agreements. At the end of each of the leases the Group has the option to purchase the equipment at a beneficial price. At 30 September 2006 the net book value of leased property, plant and equipment was RR 7,892 million (as at 31 December 2005 – RR 7,028 million). The leased equipment secures lease obligations.

Operating leases

The Group leases a number of land areas owned by local governments under operating lease. Land lease payments are determined by lease agreements.

Operating lease rentals are payable as follows:

	30 September 2006	31 December 2005
Less than one year	3,139	2,936
Between one year and five years	10,140	7,532
After five years	54,617	35,246
Total	**67,896**	**45,714**

Note 9: Investments in associates and jointly controlled entity

The Group has investments in a number of associated enterprises, which are incorporated and operate in the Russian Federation. The Group also has an investment in the jointly controlled entity which operates in Kazakhstan.

	Carrying value as at 31 December 2005	Newly consolidated	Transfer to subsidiaries	Share of profit/(loss) of associates and jointly controlled entity	Carrying value as at 30 September 2006
Power Machines	3,132	-	-	(251)	2,881
Kurganenergo	1,061	-	(1,061)	-	-
Heat and Power Company	478	-	(478)	-	-
Norilsko-Taymyrskaya Power Company	-	126	-	(126)	-
Rossiyskie Kommunalnye Sistemy	-	-	-	102	102
Stantsiya Ekibastuzskaya GRES-2	600	-	-	16	616
Total	**5,271**	**126**	**(1,539)**	**(259)**	**3,599**

(in millions of Russian Roubles)

The following is summarised financial information, in aggregate, in respect of the associates and the jointly controlled entity:

	Ownership, %	Voting, %	Assets	Liabilities
At 31 December 2005				
Power Machines	23.80	25.00	26,231	(13,125)
Kurganenergo	49.00	49.00	3,603	(1,438)
Heat and Power Company	25.00	28.20	3,095	(1,190)
Rossiyskie Kommunalnye Sistemy	25.00	25.00	8,796	(8,616)
Stantsiya Ekibastuzskaya GRES-2	30.00	50.00	1,469	(268)
At 30 September 2006				
Power Machines	23.80	25.00	26,913	(15, 389)
Norilsko-Taymyrskaya Power Company	49.00	49.00	2,033	(2,111)
Rossiyskie Kommunalnye Sistemy	25.00	25.00	10,710	(10,303)
Stantsiya Ekibastuzskaya GRES-2	30.00	50.00	1,606	(374)

	Revenues	Expenses	Profit / (Loss)
Nine months ended 30 September 2005			
Kurganenergo	3,378	(3,487)	(109)
Heat and Power Company	1,572	(1,484)	88
Rossiyskie Kommunalnye Sistemy	12,249	(12,856)	(607)
Stantsiya Ekibastuzskaya GRES-2	1,020	(898)	122
Nine months ended 30 September 2006			
Power Machines	11,310	(12,892)	(1,582)
Norilsko-Taymyrskaya Power Company	6,763	(7,082)	(319)
Rossiyskie Kommunalnye Sistemy	13,559	(13,152)	407
Stantsiya Ekibastuzskaya GRES-2	1,176	(1,144)	32

In December 2005 RAO UES acquired 22.4 percent of the share capital of OJSC Power Machines Group ("Power Machines"). As at the acquisition date one of the Group entities held a further 2.6 percent of the share capital of Power Machines and, consequently, the Group has built a blocking stake (25 percent plus one share).

The principal activity of Power Machines is the manufacture and supply of equipment for hydro, steam, gas and nuclear power plants. The management of the Group has the power to participate in the financial and operating decisions (significant influence). As a result of this purchase investment into Power machines is accounted for using equity method.

In February 2006, pursuant to a share sales purchase agreement the Group signed a pledge agreement with the EBRD for 550,820,431 shares or 7.6 percent of the share capital of Power Machines as a security for a credit line facility issued to Power Machines on 1 March 2004. As at 30 September 2006 the fair value of pledged shares amounted RR 1,738 million.

(in millions of Russian Roubles)

Note 10: Other non-current assets

	30 September 2006	31 December 2005
Available-for-sale investments (carried at cost)	5,082	4,398
Available-for-sale investments (carried at fair value)	3,650	3,517
Restructured trade receivables (Net of allowance for doubtful debtors of RR 1,778 million as at 30 September 2006 and RR 2,081 million as at 31 December 2005)	2,371	1,901
Non-current portion of value added tax recoverable	3,233	6,432
Other (Net of allowance of RR 680 million as at 30 September 2006 and 579 million as at 31 December 2005)	9,318	10,101
Total	**23,654**	**26,349**

The carrying value of restructured trade receivables approximates to their fair value.

Note 11: Cash and cash equivalents

	30 September 2006	31 December 2005
Cash at bank and in hand	40,092	30,497
Cash equivalents	2,202	6,474
Foreign currency accounts	845	154
Total	**43,139**	**37,125**

Cash equivalents comprise short-term investments in bank promissory notes and certificates of deposit.

Note 12: Accounts receivable and prepayments

	30 September 2006	31 December 2005
Trade receivables (Net of allowance for doubtful debtors of RR 53,229 million as at 30 September 2006 and RR 50,567 million as at 31 December 2005)	48,078	48,157
Value added tax recoverable	20,268	36,612
Advances to suppliers and prepayments	24,068	15,228
Receivables from associates	4,677	1,484
Other receivables (Net of allowance for doubtful debtors of RR 5,062million as at 30 September 2006 and RR 4,793million as at 31 December 2005)	48,931	30,852
Total	**146,022**	**132,333**

Almost all of these balances are determinated in the RR.

As at 30 September 2006 and 31 December 2005, the above other receivables balance included RR 25,536 million and RR 13,698 million of tax prepayments, respectively, which are to be settled against future tax liabilities.

Management has determined the allowance for doubtful debtors based on specific customer identification, customer payment trends, subsequent receipts and settlements and the analysis of expected future cash flows. Based on the expected collection rate, discount rates of 11-19 percent have been used in the estimate of present value of future cash flows. The management of the Group believes that Group entities will be able to realise the net receivable amount through direct collections and other non-cash settlements, and that therefore, the recorded value approximates their fair value.

Certain trade receivables have been restructured and as a result are due to be realised more than one year from the balance sheet date (see Note 10). The loss on restructuring is included in doubtful debtors expense.

(in millions of Russian Roubles)

Note 13: Inventories

	30 September 2006	31 December 2005
Materials and supplies	29,608	25,108
Fuel production stocks	26,093	16,957
Other inventories	2,932	2,129
Total	**58,633**	**44,194**

The above inventory balances are recorded net of an obsolescence provision of RR 1,528 million and RR 2,374 million as at 30 September 2006 and 31 December 2005, respectively.

As at 30 September 2006 and 31 December 2005, the inventory balance included RR 9,699 million and RR 11,841 million, respectively, of inventory pledged as collateral under loan agreements.

Note 14: Equity

Share Capital

	Number of shares issued and fully paid	30 September 2006	31 December 2005
Ordinary shares	41,041,753,984	147,439	147,439
Preference shares	2,075,149,384	7,667	7,667
Total	**43,116,903,368**	**155,106**	**155,106**

The authorised number of ordinary and preference shares are 47,509,289,488 and 2,075,149,384 respectively, both with a nominal value per share of RR 0.5. The carrying amount of share capital has been adjusted to take into account the effects of hyperinflation that existed in Russian Federation until the end of 2002.

Ordinary shares and preference shares. Preference shares have no right of conversion or redemption, but are entitled to a minimum annual dividend of 10 percent of net statutory profit. The dividend is declared entirely at the discretion of the shareholders. In total the preference dividend may not be less than the ordinary dividend and is not cumulative. Preference shares carry no voting rights except when dividends on preference shares have not been declared fully at the Annual Shareholders' meeting, in which case the preference shares acquire voting rights. In liquidation preference shareholders are first paid any declared unpaid dividends and then the nominal value of the shares ("liquidation value"). Following this, preference shareholders participate equally in the distribution of remaining assets with ordinary shareholders.

Dividends. The annual statutory accounts of the parent company, RAO UES, form the basis for the annual profit distribution and other appropriations. The specific Russian legislation identifies the basis of distribution as the net profit. For 2005, the statutory profit for the parent company, RAO UES, as reported in the published statutory reporting forms, was RR 20,898 million. However this legislation and other statutory laws and regulations dealing with the distribution rights are open to legal interpretation and, accordingly, management believes at present it would not be appropriate to disclose an amount for the distributable reserves in these Financial Statements.

A dividend was declared in June 2006 in respect of the year ended 31 December 2005 of RR 0.0574 per ordinary share and RR 0.1939 per preference share.

Treasury shares. Treasury shares as at 30 September 2006 represent 450,068,937 (31 December 2005: 450,328,437) ordinary shares and 6,696,727 (31 December 2005: 6,696,727) preference shares. During the reporting period decrease in treasury shares amounted less than RR 1 million.

Treasury shares

	Cost as at 31 December 2005	Purchases and disposals, net	Cost as at 30 September 2006
Ordinary shares	3,689	-	3,689
Preference shares	18	-	18
Total	**3,707**	**-**	**3,707**

(in millions of Russian Roubles)

Translation reserve. The translation reserve, relating to the exchange differences arising on translation of the net assets of foreign subsidiaries, as at 30 September 2006 was a debit of RR 1,117 million (31 December 2005: a debit of RR 538 million) and is included in retained earnings and other reserves.

Note 15: Profit tax

Profit tax charge

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Current profit tax charge	(3,878)	(23,674)	(2,629)	(17,989)
Deferred profit tax benefit/ (charge)	(21,587)	(21,791)	1,026	(427)
Total profit tax charge	**(25,465)**	**(45,465)**	**(1,603)**	**(18,416)**

During the nine months ended 30 September 2006 most members of the Group were subject to profit tax rates of 24 percent on taxable profit.

In accordance with Russian tax legislation, tax losses in different Group companies may not be relieved against taxable profit of other Group companies. Accordingly, profit tax may accrue even where there is a net consolidated tax loss.

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Profit/(loss) before profit tax	10,305	57,459	(7,009)	31,643
Theoretical profit tax charge at an average statutory tax rate of 24 percent	(2,473)	(13,790)	1,682	(7,594)
Tax effect of items which are not deductible or assessable for taxation purposes:				
Tax interest and penalties release	168	55	441	694
Other non-deductible and non-taxable items, net	(2,644)	(7,970)	(4,401)	(6,874)
Effect of statutory revaluation on tax base	389	544	242	332
Non-recognised deferred tax assets movements	(1,163)	(1,517)	2,155	(2,849)
Investments in subsidiaries	(21,940)	(21,940)	-	-
Other	2,198	(847)	(1,722)	(2,125)
Total profit tax charge	**(25,465)**	**(45,465)**	**(1,603)**	**(18,416)**

Deferred profit tax. Differences between IFRS and Russian statutory taxation regulations give rise to certain temporary differences between the carrying value of certain assets and liabilities for financial reporting purposes and for profit tax purposes. Deferred profit tax assets and liabilities are measured at either 24 percent or 9 percent, the rates expected to be applicable when the assets or liabilities will reverse.

(in millions of Russian Roubles)

Deferred profit tax liabilities

	31 December 2005	Movement for the period recognised in the statement of operations	Other movement	30 September 2006
Trade receivables	(4,315)	1,671	-	(2,644)
Property, plant and equipment	60,128	(1,029)	(500)	58,599
Losses carried forward	(612)	49	-	(563)
Investments in subsidiaries	600	21,940	-	22,540
Other	118	(983)	(77)	(942)
Total	55,919	21,648	(577)	76,990

Other movement relates mostly to differences in foreign currency exchange rates, which are included in translation reserve in equity.

As at 30 June 2006 and as at 31 December 2005 the RAO UES Group had not recognized a deferred tax liability in respect of temporary differences associated with investments in several of its subsidiaries. At those dates reversal of the temporary differences was within the control of the Group and it was considered not probable that they would reverse, because the Group had made no decision on the manner of the restructuring that could trigger a taxable event.

At a meeting of the RAO UES Board of Directors held on 2 March 2007, the Board of Directors considered and approved a plan that envisages that the Group or successor entities raise funds for future capital expenditures by selling existing shares in the share capital of all the WGCs and TGKs, except for HydroWGC, WGC-5 and TGC-5, in the amount not exceeding the effective share of the Russian Federation in RAO UES. Management considered this decision as a triggering event for the recognition of an element of the previously unrecognised deferred tax liability. Calculation of deferred tax was performed on the base of the effective ownership percentage of the Russian Federation in RAO UES as at the reporting date. In the period to 30 September 2006 an additional deferred tax liability of RR 22,060 million was recognized in respect of such taxable events. As at 30 September 2006 the total amount of deferred tax liability recognised in respect of the potential reversal of the temporary differences associated with investments in subsidiaries was RR 22,540 million (as at 31 December 2005 – RR 600 million). As at 30 September 2006 the total amount of unrecognised deferred tax liability in respect of such temporary differences is between zero and approximately RR 57 billion depending on how the difference would reserve (as at 31 December 2005 – zero to RR 82 billion). The directors have not made a decision on the manner of the restructuring of the remaining Group and of the disposal, if any, of the remaining interests in its subsidiaries. Accordingly, Management considers that reversal of the unrecognised temporary differences associated with the investments in subsidiaries is not likely to reverse in the foreseeable future.

Deferred profit tax assets

	31 December 2005	Movement for the period recognised in the statement of operations	Changes in group structure	30 September 2006
Allowance for doubtful debtors	5,645	1,368	-	7,013
Property, plant and equipment	9,044	(1,111)	(349)	7,584
Losses carried forward	812	846	-	1,658
Other	432	271	-	703
Deferred profit tax assets	15,933	1,374	(349)	16,958
Less: non-recognized deferred tax assets	(10,489)	(1,517)	-	(12,006)
Total	5,444	(143)	(349)	4,952

Temporary differences on property, plant and equipment relate to differences in depreciation rates, adoption of IAS 29, IAS 36 and statutory revaluation (at extent accepted for tax purposes).

As at 30 September 2006 the Group did not recognise deferred tax assets in the amount RR 12,006 million because it is not probable that future taxable profits will be available against which the Group can utilize the benefits therefrom.

(in millions of Russian Roubles)

Tax losses can be carried forward for a maximum of 10 years.

Note 16: Non-current debt

	Currency	Effective interest rate	Due	30 September 2006	31 December 2005
Bonds issued by subsidiaries	RR	7.1% - 11%	2006-2016	43,500	22,678
Long-term debts payable to:					
EBRD	RUR	MosPrime + 2.15%	2013	5,000	-
EBRD	EUR	EURIBOR + 4.25%	2010	951	1,231
EBRD	USD	MosPrime + 2.75%	2017	1,050	-
EBRD	USD	MosPrime + 4%	2017	750	-
EBRD	USD	MosPrime + 3. 15%	2017	1,250	-
EBRD	USD	MosPrime + 2%	2017	1,750	-
EBRD	USD	LIBOR + 3.5%	2007	645	906
EBRD	USD	LIBOR + 4%	2009	270	647
Alpha-Bank	RUR	10%-12%	2006-2008	3,992	298
Gazprombank	RUR	9.8%-10%	2007-2008	1,154	387
Sberbank	RUR	10% - 14.5%	2006-2011	5,087	4,182
Clovery PLC	USD	7.75%	2008	4,017	-
Municipal authority of Kamchatka region	USD	LIBOR + 3%	2034	2,251	2,459
Nomos-Bank	RUR	10% - 14%	2006-2008	306	440
Vneshtorgbank	RUR	11% - 15%	2006-2007	1,541	1,020
Bank Credit Suisse First Boston	USD	RF30 + 2.5%	2010	892	1,119
Natexis bank	USD	LIBOR + 2.5%	2008	402	432
Other Russian banks	RUR	10% - 15%	2006-2011	5,920	4,751
Other long-term debts				6,038	3,720
Finance lease liability				2,808	4,617
Total non-current debt				89,574	48,887
Less: current portion of non-current debt				(16,208)	(10,095)
Total				73,366	38,792

Maturity table

	30 September 2006	31 December 2005
Due for repayment		
Between one and two years	20,121	13,213
Between two and three years	9,704	9,781
Between three and four years	8,367	2,584
Between four and five years	17,979	9,077
After five years	17,195	4,137
Total	73,366	38,792

Except as otherwise noted, the majority of the above bank debt is obtained at fixed interest rates.

The effective interest rate is the market interest rate applicable to the loan at the date of origination for fixed rate loans and the current market rate for floating rate loans.

The Group has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

(in millions of Russian Roubles)

In addition, the Group had undrawn committed financing facilities of RR 26,968 million (31 December 2005: RR 4,087 million) which may be used for the general purposes of the Group.

As at 30 September 2006, the estimated fair value of total non-current debts (including the current portion) was RR 89,328 million (31 December 2005: RR 48,388 million), which is estimated by discounting the future contractual cash flows at the estimated current market interest rates available to the Group for similar financial instruments.

Leasing. Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.

Finance lease liabilities – minimum lease payments	30 September 2006	31 December 2005
Due for repayment		
Less than one year	1,986	1,105
Between one year and five years	3,613	4,863
After five years	93	588
	5,692	**6,556**
Future finance charges on finance lease	(1,106)	(1,202)
Present value of lease liabilities	**4,586**	**5,354**

Note 17: Other non-current liabilities

	30 September 2006	31 December 2005
Taxes	2,270	3,176
Pension liability	11,358	9,253
Other non-current liabilities	1,576	1,238
Total other non-current liabilities	15,204	13,667
Less: current portion of restructured liabilities	(1,523)	(860)
Total	**13,681**	**12,807**

Information about the pension liability is disclosed in Note 21.

In accordance with Government Resolution No. 1002 dated 3 September 1999, the majority of Group entities have restructured taxes including fines and interest to be repaid over a period of up to 10 years. Non-adherence to certain payment schedules could result in the gross amount of taxes payable including fines and interest becoming due on demand. Additionally, a number of Group entities have restructured trade payables to be repaid over a period of up to five years. Based on the contractual dates of repayment, discount rate of 21-24 percent has been used in the estimate of the fair value of these liabilities at the date of restructuring.

The maturity profile is as follows:

Maturity table	30 September 2006	31 December 2005
Due for repayment		
Between one and two years	597	1,356
Between two and five years	745	1,040
After five years	12,339	10,411
Total	**13,681**	**12,807**

Note 18: Current debt and current portion of non-current debt

	Effective interest rate	30 September 2006	31 December 2005
Current debt	5.0% - 17.0%	88,420	77,869
Current portion of non-current debt		16,208	10,095
Current portion of finance lease liability		1,778	737
Total		**106,406**	**88,701**

(in millions of Russian Roubles)

Note 19: Accounts payable and accrued charges

	30 September 2006	31 December 2005
Trade payables	57,243	56,383
Accrued liabilities and other creditors	50,026	42,170
Bills of exchange payable	1,662	1,164
Dividends payable	3,381	2,342
Current portion of trade payables and other creditors restructured to long-term	474	268
Payable to associates	158	121
Total	**112,944**	**102,448**

Almost all of these balances are determinated in the RR.

Restructured trade payables which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17. The effect of restructuring the trade payables is included in Note 24.

The Federal wholesale electricity market (for the period prior to 1 September 2006) had different tariffs for contractors selling, when compared to those purchasing. An imbalance was generated between the participants that has existed since 1997. Considerable uncertainty surrounded the operation of the market and the Group considered it probable that an outflow of economic benefits would be required for the tariff imbalance. As a result the Group recorded a liability for the imbalanced settlements.

As at 1 September 2006 a new liberalized model of the wholesale and retail electricity (power) markets (NOREM) has been launched (see Note 3). Management have re-assessed the likelihood that the Group might be held responsible to make payments to contractors for the imbalance coming from FOREM. Management has concluded that in the light of the operation of the new market, the Group no longer has an obligation to pay the previously possible but unasserted claims. Consequently the previously recognised liability in the amount of RR 11,708 million as at 1 September 2006 was de-recognised as a liability and the reversal recognised in the statement of operations as a "reversal of tariff imbalance".

Note 20: Taxes payable

	30 September 2006	31 December 2005
Value added tax	13,785	29,531
Fines and interest	10,694	10,646
Profit tax	4,441	7,854
Property tax	3,012	3,414
Employee taxes	2,498	2,767
Other taxes	4,747	4,241
Current portion of taxes restructured to long-term	1,049	592
Total	**40,226**	**59,045**

VAT payable is recorded inclusive of deferred VAT on the amount of RR 11,260 million, which had been occurred prior to 31 December 2005 due to time difference between revenue recognition and cash receipt from customers. Starting from 1 January 2006 VAT is payable to tax authorities on accrual basis (see Note 4), while VAT originated prior to 1 January 2006 is payable to tax authorities as far as cash receipt from customers or appropriate accounts receivable write-off but not later than 1 January 2008.

The principal tax liabilities past due, excluding the amounts which have been restructured, accrue interest each day at one three hundredth of the current refinance rate of the Central Bank of the Russian Federation. As at 30 September 2006 and 31 December 2005 the refinance rate was 11.5 and 12.0 percent respectively. Interest does not accrue on tax fines and interest.

Restructured taxes, including fines and interest, which are payable more than one year from the balance sheet date are reflected within other non-current liabilities as described in Note 17.

(in millions of Russian Roubles)

Note 21: Pension benefits

The tables below provide information about the benefit obligations, plan assets and actuarial assumptions used for nine months ended 30 September 2006 and 2005. Amounts recognised in the Consolidated Balance Sheet:

	30 September 2006	31 December 2005
Present value of funded defined benefit obligations	19,260	16,807
Less: Fair value of plan assets	(3,431)	(2,898)
Deficit in plan	15,829	13,909
Net actuarial loss not recognised in the balance sheet	(4,471)	(4,656)
Net liability in the balance sheet	**11,358**	**9,253**

Amounts recognised in the Consolidated Statement of Operations:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Current service cost	1,159	3,655	2,011	3,871
Interest cost	284	860	172	528
Expected return on plan assets	(72)	(217)	(61)	(182)
Recognised actuarial loss (gain)	62	185	-	-
Total	**1,433**	**4,483**	**2,122**	**4,217**

Changes in the present value of the Group's defined benefit obligation and plan assets are as follows:

	30 September 2006	30 September 2005
Benefit obligations		
Benefit obligations as at 1 January 2006	16,807	7,540
Current service cost	3,655	3,871
Interest cost	860	528
Actuarial losses/(gains)	(1,414)	(1,080)
Benefits paid	(648)	(578)
Benefit obligations as at 30 September 2006	**19,260**	**10,281**
Plan assets		
Fair value of plan assets as at 1 January 2006	2,898	2,427
Expected return on plan assets	217	182
Actuarial gains/(losses)	(1,414)	(1,080)
Employer contributions	2,378	1,234
Benefits paid	(648)	(578)
Fair value of plan assets as at 30 September 2006	**3,431**	**2,185**

The Group expects to contribute RR 3,194 million to the defined benefit plans during the year beginning 01 October 2006.

(in millions of Russian Roubles)

Principal actuarial assumptions are as follows:

	30 September 2006 %	31 December 2005 %
Discount rate	6.9	6.9
Expected return on plan assets	10.0	10.0
Salary increase	7.0	7.0
Pension increase	5.0	5.0
Average future working life (years)	12.0	12.0

Life expectancies (at standard age of retirement) are as follows:

	30 September 2006	31 December 2005
Male aged 60	14	14
Female aged 55	23	23

The plan assets allocation of the investment portfolio maintained by non-state pension funds was as follows:

Type of assets	30 September 2006 %	31 December 2005 %
Equity securities of Russian issuers	18.1	19.6
Promissory notes of Russian issuers	12.7	14.5
Bank deposits	3.7	1.1
Russian Government and municipal bonds	24.1	23.9
Russian corporate bonds	22.5	22.1
Other	18.9	18.8
Total	**100.0**	**100.0**

Note 22: Revenues

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Electricity	148,514	476,374	128,569	413,228
Heating	12,569	102,551	10,861	88,058
Transmission	7,420	18,104	4,800	11,653
Other	14,210	38,987	6,927	29,328
Total	**182,713**	**636,016**	**151,157**	**542,267**

(in millions of Russian Roubles)

Note 23: Operating expenses

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Raw materials and consumables used, including	55,609	208,254	45,079	166,730
Fuel expenses	*50,949*	*192,492*	*40,957*	*154,260*
Other materials	*4,660*	*15,762*	*4,122*	*12,470*
Employee benefit expenses and payroll taxes	37,802	113,330	33,135	93,113
Third parties services, including	28,692	74,568	26,257	63,477
Repairs and maintenance	*19,481*	*46,040*	*17,370*	*39,985*
Rent	*1,520*	*4,758*	*2,005*	*4,620*
Consulting, legal and information services	*1,482*	*5,745*	*1,276*	*3,655*
Security services	*1,402*	*3,931*	*1,145*	*3,059*
Insurance expense	*1,545*	*3,975*	*1,367*	*4,043*
Transportation services	*1,395*	*3,719*	*1,346*	*2,921*
Commission fee	*515*	*2,352*	*769*	*1,779*
Bank services	*638*	*2,140*	*525*	*2,184*
Telecommunication services	*714*	*1,908*	*454*	*1,231*
Purchased power	25,064	68,291	18,680	60,096
Depreciation of property, plant and equipment	18,717	49,429	17,634	51,180
Other taxes	5,829	16,576	3,465	13,680
Electricity and heat distribution expenses	4,578	15,034	3,725	9,572
Water usage expenses	1,405	6,093	2,002	5,916
Loss on the disposal of fixed assets and investments	685	3,368	498	1,003
Doubtful debtors expense/ (income)	(768)	5,120	2,669	8,788
Fines and penalties, other than on taxes	1,643	3,703	1,180	3,020
Social expenditures	610	1,795	1,069	1,739
Business trip expenses	457	1,278	307	855
Charity expenses	323	1,125	640	1,401
Infrastructure restoration expenses	585	1,189	-	-
Labor protection costs	252	657	280	798
Expenses related to restructuring process	428	801	364	1,260
Work performed by the Group and capitalised	(955)	(3,727)	(993)	(2,143)
Other expenses	4,827	18,803	2,291	22,066
Total	**185,783**	**585,687**	**158,282**	**502,551**

Doubtful debtors expenses are presented net of interest income during the three and nine months ended 30 September 2006 in the amount of RR 867 million for the three months and RR 3,968 million for the nine months (three and nine months ended 30 September 2005: RR 547 million and RR 3,252 million consequently) accrued on trade receivables.

(in millions of Russian Roubles)

Note 24: Finance costs

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Interest expense (debts)	(2,953)	(8,893)	(2,173)	(6,463)
Interest expense (release of prior period discounting)	(1,290)	(1,943)	(1,837)	(5,700)
Leasing finance charges	(109)	(292)	(122)	(122)
Foreign exchange (loss)/ gain	(47)	217	(142)	(120)
Total	**(4,399)**	**(10,911)**	**(4,274)**	**(12,405)**

The discounting of restructured payable amounts gives rise to a gain. Subsequent to its initial recognition, the discount is amortized over the period of the restructuring as an expense. Further information on the restructuring of accounts payable and taxes payable is contained in Notes 17, 19 and 20.

Note 25: Earnings per share

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754	41,041,754	41,041,754
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149	2,075,149	2,075,149
Adjustment for weighted average number of treasury shares (thousands)	(456,766)	(456,933)	(458,161)	(472,790)
Weighted average number of ordinary and preference shares outstanding (thousands)	42,660,137	42,659,970	42,658,742	42,644,113
Profit/ (loss) attributable to the shareholders of RAO UES	(16,956)	3,088	(4,820)	11,032
Weighted average earnings per ordinary and preference share – basic and diluted (in RR)	(0,40)	0,07	(0,11)	0,26

(in millions of Russian Roubles)

Taking into account the effect of the unequal dividends paid in the period (see Note 14), and based on the weighted average numbers of preference and ordinary shares outstanding, the earnings per share for the two classes of shares were as follows:

	Three months ended 30 September 2006	Nine months ended 30 September 2006	Three months ended 30 September 2005	Nine months ended 30 September 2005
Weighted average number of ordinary shares issued (thousands)	41,041,754	41,041,754	41,041,754	41,041,754
Adjustment for weighted average number of ordinary treasury shares (thousands)	(450,069)	(450,237)	(450,886)	(461,342)
Weighted average number of ordinary shares outstanding (thousands)	40,591,685	40,591,517	40,590,868	40,580,412
Weighted average number of preference shares issued (thousands)	2,075,149	2,075,149	2,075,149	2,075,149
Adjustment for weighted average number of preference treasury shares (thousands)	(6,697)	(6,697)	(7,275)	(11,448)
Weighted average number of preference shares outstanding (thousands)	2,068,452	2,068,452	2,067,874	2,063,701
Dividends to ordinary shares outstanding	-	2,356	-	2, 294
Dividends to preference shares outstanding	-	402	-	464
Total dividends	-	2,758	-	2,758
Total Profit/(loss) attributable to ordinary equity holders less dividends paid	(16,956)	330	(4,820)	8,274
- attributable to ordinary shareholders	(16,134)	314	(4,586)	7,874
- attributable to preference shareholders	(822)	16	(234)	400
Total earnings attributable to the ordinary shareholders	(16,134)	2,670	(4,586)	10,168
Total earnings attributable to the preference shareholders	(822)	418	(234)	864
Earnings per ordinary share – basic and diluted (in RR)	(0,40)	0,07	(0,11)	0,25
Earnings per preference share – basic and diluted (in RR)	(0,40)	0,20	(0,11)	0,42

(in millions of Russian Roubles)

Note 26: Commitments

Sales commitments. The Group has entered into three contracts with TOO Kazenergoresource, a contract with Belenergo, three contracts with TPK Sirious, agreements with CJSC "Energijos realizacios centras" (Lithuania), Ost Elektra Gmbh (Germany), OJSC Uralskenergo, Scaent AB (Sweden), AK "CREPS" (Mongolia), GAO "Latvenergo" (Latvia), two contracts with Fortum Power and Heat Oy (Finland), GUGT Mongolii (Mongolia), and two contracts with and Union-D.

Electricity sales under the above mentioned contracts for the year 2006 are expected to be as follows: USD 209 million; EUR 270 million and RUR 2,327 million. For further periods sales volumes and prices are subject to further clarification with the Group's clients, but the figures for sales estimated within the frameworks of the above signed contracts will be above:

2007: USD 340 million and EUR 302 million;
2008: USD 206 million and EUR 270 million;
other years: USD 1,692 million and EUR 672 million.

Purchase commitments. The Group concluded agreements with its electricity suppliers Ekibastuzskaya GRES-2 (Kazakhstan), OJSC Elektricheskie Stantsii (Kirgizstan), AES Ekibastuz (Kazakhstan), two contracts with TOO Kazenergoresurs (Kazakhstan), OAHK Barki Tochik (Tadjikistan) and AK CREPS (Mongolia), Access Energo.

Electricity purchases under the above mentioned contracts for the year 2006 are expected to be as follows: USD 45 million and RUR 2,318 million. For further periods purchases volumes and prices are a subject for clarification with the Group's suppliers, but the figures for purchases estimated within the frameworks of the signed contract will be not be less than:

2007: USD 68 million and RUR 2,318 million;
2008: USD 52 million and RUR 38 million;
other years: USD 238 million.

Fuel commitments. Group entities have numerous fuel contracts. These fuel contracts represent less than the total annual fuel requirement of the Group. Additional fuel requirements are purchased through short-term agreements and on a spot basis from a variety of suppliers. Prices under the Group's natural gas and coal contracts are generally determined by reference to base amounts adjusted to reflect provisions for changes in regulatory prices, published inflation indices and current market prices.

Social commitments. Group entities contribute to the maintenance and upkeep of the local infrastructure and the welfare of its employees, including contributions toward the development and maintenance of housing, hospitals, transport services, recreation and other social needs in the geographical areas in which it operates.

Capital commitments. Future capital expenditures for which contracts have been signed amount to RR 131,684 million as at 30 September 2006 and RR 89,772 million as at 31 December 2005.

In May 2006 RAO UES, OJSC Federal hydro generating company, and external investors concluded an agreement on mutual financing, construction and exploitation of Boguchanskaya GES and the Boguchanskiy Aluminum Plant. Total investment to be contributed by the participants amounts to RR 90,854 million (USD 3,274 million). Distribution of investments between participants will be made on the basis of the Partner agreement. The first line of Boguchanskaya GES and Boguchanskiy Aluminum Plant is planned to be put into operation in the fourth quarter of 2009.

Note 27: Contingencies

Political environment. The operations and earnings of Group entities continue, from time to time and in varying degrees, to be affected by political, legislative, fiscal and regulatory developments, including those related to environmental protection, in Russia.

Insurance. The Group holds limited insurance policies in relation to its assets, operations, public liability or other insurable risks. Accordingly, the Group is exposed for those risks for which it does not have insurance.

Legal proceedings. Group entities are party to certain legal proceedings arising in the ordinary course of business. In the opinion of management, there are no other current legal proceedings or other claims outstanding, which, upon final disposition, will have a material adverse effect on the financial position of the Group.

Tax contingency. Russian tax, currency and customs legislation is subject to varying interpretation, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities may be taking a more assertive position in their interpretation of the legislation and assessments. As a result, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances review may cover longer periods.

Due to the fact, that the tax and other legislation do not fully cover all the aspects of the Group restructuring, there might be respective legal and tax risks.

Based on decisions of the tax authorities some of the Group's companies may incur additional tax liabilities due to the fact that VAT-invoices confirming VAT recovery could be found incorrectly completed. The tax authorities may also challenge the existing way of accounting for tax purposes of tariff imbalance, water tax, property received as contribution to the charter capital or challenge the deduction of management expenses, expenses related maintenance, operations and repair of the equipment and some loses of electricity energy.

No disclosure has been made in respect of the possible financial effect of potential claims or disputes on these matters, as this might seriously prejudice the position of the Group.

As at 30 September 2006 management believes that its interpretation of the relevant legislation is appropriate and the Group's tax currency and customs positions will be sustained. Where management believes it is probable that a position cannot be sustained, an appropriate amount has been accrued for in these Financial Statements.

Environmental matters. Group entities and their predecessor entities have operated in the electric power industry in the Russian Federation for many years. The enforcement of environmental regulation in the Russian Federation is evolving and the enforcement posture of Government authorities is continually being reconsidered. Group entities periodically evaluate their obligations under environmental regulations.

Potential liabilities might arise as a result of changes in legislation and regulation or civil litigation. The impact of these potential changes cannot be estimated but could be material. In the current enforcement climate under existing legislation, management believes that there are no significant liabilities for environmental damage, other than any amounts which have been accrued in the accompanying consolidated balance sheet.

Tariff imbalance. The Group believes that the previously recognised tariff imbalance amounting RR 11,708 million is no longer a liability and it has been reversed through the income statement (see note 19). The Government of the Russian Federation affect the Group's operations through tariff regulation within wholesale electricity market. Management cannot be certain that the federal government will not change its policies and seek to recover tariff imbalances accumulated under the pre-September 2006 wholesale electricity market. Accordingly, the Group has a possible obligation of the amount of RR 11,708 million.

Note 28: Financial instruments and financial risk factors

Financial risk factors. The Group's activities expose it to a variety of financial risks, including the effects of changes in foreign currency exchange rates, changes in interest rates and the collectibility of receivables.

Credit risk. Financial assets which potentially subject Group entities to concentrations of credit risk consist principally of trade receivables including promissory notes. Credit risks related to trade receivables are systematically monitored and are considered when the allowance for doubtful debtors is made. The carrying amount of trade receivables, net of the allowance for doubtful debtors, represents the maximum amount exposed to credit risk. Although collection of receivables could be influenced by economic factors, management believes that there is no significant risk of loss to the Group beyond the allowance for doubtful debtors already recorded (see Note 2).

Cash is placed in financial institutions, which are considered at time of deposit to have minimal risk of default.

(in millions of Russian Roubles)

Foreign exchange risk. The Group primarily operates within the Russian Federation, with minimal exports of electricity. The majority of the Group's purchases are denominated in RR. The major concentration of foreign exchange risk is in relation to foreign currency denominated sales and purchase commitments (see Note 26) and foreign currency denominated debt (see Note 16).

Interest rate risk. The Group's income and operating cash flows are substantially independent of changes in market interest rates. The Group is exposed to interest rate risk through market value fluctuations of interest-bearing long-term borrowings. The majority of interest rates on long term borrowings are fixed, these are disclosed in Note 16. The Group has no significant interest-bearing assets. Currently the Group does not operate a formal management program focusing on the unpredictability of financial markets or seeking to minimize potential adverse effects on the financial performance of the Group.

Fair values. The fair value of investments and borrowings is discussed in Note 10 and 16 respectively. Management believes that the fair value of other financial assets and financial liabilities is not significantly different from their carrying amounts.

Note 29: Subsequent events

On 7 October 2006 10 auctions were held to sell the 12.51 percent of shares of OJSC Petersburg Generation Company (PGC), a Group company. The total bid price for the transaction reached RR 4,083 million. Gain on sale amounts to RR 2,500 million.

On 2 December 2006 OJSC WGC-3 issued corporate bonds in amount (nominal) of RR 3,000 million with a maturity date of October 2011 (1820 days).

On 31 October 2006 OJSC WGC-5 made a public offering of 5.1 billion new shares, raising a total of US$459 million. The offering represents 14.4 percent of the Company's share capital post-offering, increasing OJSC WGC-5's outstanding shares capital from 30.27 billion to 35.37 billion, and reducing the effective interest of the Group in OJSC WGC-5 from 100 to 87,7 percent of shares.

In November 2006 RAO UES, OJSC Kuzbassenergo and OJSC SUEK in collaboration with their financial adviser have started preparation of public auctions on the sale of their shares in OJSC Yuzhno-Kuzbasskaya GRES (93.35%) and OJSC Zapadno-Sibirskaya TEZ (93.35%). In accordance with the preliminary timeline, the public auctions will take place in March 2007.

On 15 March 2007 auction was held to sell 93.35% percent of shares of OJSC Zapadno-Sibirskaya TEZ. The bid price for the transaction reached RR 5,950 million.

On 6 December 2006 an extraordinary General Meeting of Shareholders was held to discuss problems on reorganization of two generation companies, OJSC WGC-5 and OJSC TGC-5. The companies to be spun off from RAO UES have been selected primarily because they have completed building their target corporate structure and are ready to start independent operation and implement challenging investment projects. It is expected that OJSC WGC-5 and OJSC TGC-5 will be separated from the Group in the second half of 2007.

In December 2006 OJSC HydroWGC and Morgan Stanley have entered into a loan agreement in the amount of RR 3,000 million with a maturity period of 7 years.

In March 2007 OJSC WGC-3 issued 18 billion ordinary shares, with the par value of RR 1 each, thereby increasing its outstanding share capital from RR 29.49 billion to RR 47.49 billion. The issue, representing 37.9 percent of the share capital of OJSC WGC-3 post acquisition, was fully acquired by third parties for the amount of US$ 3,084 million. The effective interest of the Group in OJSC WGC-3 reduced from 59.7 percent to 37.1 percent.

END